SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

4Q23 Highlights

▪	Record adjusted EBITDA[1] of R$ 5.8 billion in 2023 (+5.6% vs 2022) and R$ 1.5 billion in 4Q23 (+4.6% vs 2022)
▪	Net Income [1] of R$ 943 million in 4Q23 (+51.1% vs 4Q22) and R$ 2.3 billion in 2023 (+102.5% vs. 2022)

▪	Leverage of 1.9x EBITDA

▪	Operating Cash Generation of R$ 1.5 billion in 4Q23
▪	Supplementary dividend proposal of R$ 131.0 million, total of R$ 1.1 billion – Payout of 50%
▪	Copel Distribuição’s Regulatory efficiency of 28% adjusted LTM
▪	UEGA’s Divestment – signning of CCVA

▪	Included in MSCI Brazil’s composition – world reference to institucional investors
▪	Procces of undoing the UNITS program finished
▪	LatinFinance Award - Deal of the Year
▪	ISE B3 Copel remains in the index in 2024
▪	Copel foward to A- score from CDP

1 Considers discontinued operations

Message from the CEO

In 2023, A new journey began to Copel’s history. Our common shares valued in 43%, while preferred shares grew by 36%, bringing the company to a market value of R$29.8 billion. Throughout the year, we led the company's transformation into a corporation with dispersed capital and no controlling shareholder (“True Corporation”). Completed in August, it reached the largest follow-on and the second largest offer in the Utilities sector in the West in 2023, moving R$5.2 billion. Of these, R$3.2 billion refers to the secondary offer from the State of Paraná and R$2.0 billion to the primary offer, an amount that will be used to pay the grant bonus for the full renewal of the concessions of the three largest hydroelectric plants of Copel (Foz do Areia, Salto Segredo and Salto Caxias), which together add up to 4.2 GW of installed capacity (approximately 60% of the Company's total capacity).

This achievement goes beyond the renewal of these fundamental concessions. As a corporation, with a private legal nature, Copel gains better conditions to operate in the competitive and challenging environment of the electricity sector, with efficiency gains and the real possibility of leveraging investment conditions. We combine Copel's 69-year history of contributions to the national electricity sector with a more competitive, sustainable and innovative future, contributing to the development of Paraná and Brazil. The success of the transformation process into a corporation was aligned with the company's other operations. We achieved an adjusted EBITDA of R$5.8 billion and a net income of R$2.3 billion, an increase of 102% compared to the previous year. In 2023, we made the largest investment in the history of Copel Distribuição with an investment of R$2 billion for the modernization, expansion and automation of Paraná's electrical infrastructure. Thus, at the end of the year we achieved historic efficiency, with adjusted EBITDA exceeding regulatory EBITDA by 28%.

In a challenging year, faced with a scenario of constant low energy prices, Copel Geração e Transmissão managed to achieve the enviable amount of R$3.5 billion in adjusted EBITDA in its continuing operations. For the third consecutive year, Copel Mercado Livre was among the largest traders in the country in terms of energy volume. Faced with the challenge of managing uncontracted energy from Copel GeT and facing another stage in the expansion of the free market starting in 2024, we restructured our trader and invested in digitalization and efficiency, integrating and centralizing Copel's energy planning.

Focused on our sustainable agenda, we completed the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes, with 260.4 MW of installed capacity, and we are about to complete the divestment in the Araucária Gas Power Plant (UEGA) and consolidate a generator matrix practically 100% renewable. And, in line with the strategy of concentrating our operations in the electricity sector, we continued with the process of selling our shareholding in Compagas.

Expanding the frontiers of innovation, we created a Corporate Venture Capital fund with a commitment to invest R$150 million over 10 years. We have already made our first contributions: at Move, a start-up that works with electric mobility and offers electric charger management solutions.

The constant focus on results and our ability to achieve led Copel to the Morgan Stanley Capital Index (MSCI) seal, an important global reference index for institutional investors. We also ranked for the 18th time in the corporate sustainability ranking (ISE) and in the Efficient Carbon Index (ICO2), both from B3.

Finally, I reinforce that in 2024 we will continue on a journey of operational excellence, in the discipline of capital allocation and execution of our strategic plan. We believe that Copel's integrated operations, with a relevant presence in the Generation, Transmission, Distribution and Trade business, is one of our great competitive differentiators and will allow the Company to continue generating value for all stakeholders.

All of this represents, on the eve of the celebration of the company's 70th anniversary, some of the perennial hallmarks of Copel's operations since its inception: innovation, sustainability, solidity and permanent commitment to the customer.

Daniel Slaviero
Copel’s CEO

RESULTS | 4Q23

List of contents

1. Consolidated Results	2
1.1 EBITDA	2
1.2 Operating Revenue	3
1.3 Operational Costs and Expenses	4
1.4 Equity in Earnings of Subsidiaries	6
1.5 Financial Results	6
1.6 Consolidated Net Income	7
1.7 Debt	7
2. Investment	9
2.1 Investment Policy	9
2.2 Investment Program	9
3. Copel Geração e Transmissão	10
3.1 Financial Performance	10
3.1.1 IFRS effect in the Transmission segment	12
3.2 Operacional Performance	12
3.2.1 Generation	13
3.2.2 Hydro and Wind Generation	13
3.2.3 Thermal Generation	13
3.3 Transmission	14
3.3.1 RBSE Reprofiling	14

4. Copel Distribuição	15
4.1 Financial Performance	15
4.1.1 Regulatory Efficiency	16
4.2 Operational Performance	17
4.2.1 Grid Market (TUSD)	17
4.2.2 Captive Market	17
4.2.3 Concession Agreement	17
4.2.4 Investment and Operational Data	17
5. Copel Mercado Livre	20
5.1 Financial Performance	20
5.2 Operational Performance	21
6. ESG Performance	22
6.1 Copel pioneers in ESG in the sector	22
6.2 Recent Highlights	22
6.3 Indicators	23
6.4 Ratings, Rankings, and Indexes	24
7. Other highlights	25
Exhibit	29

RESULTS | 4Q23	1

1.	Consolidated Results

The following analyzes refer to the fourth quarter of 2023 and the year to date, compared to the same period in 2022.

1.1 EBITDA

Adjusted EBITDA from continuing operations (excluding Compagas and UEGA, which are in the process of being sold) and excluding non-recurring items, grew 10.1% in 4Q23 (R$1,482.9 compared to R$1,347.0 million in 4Q22 ) reflecting, above all, the better result of Copel Distribuição (+35.6%). When including the result of discontinued operations, adjusted EBITDA reached R$1,493.6 million, an amount 4.6% higher than the R$1,427.6 million recorded in 4Q22 and, also, when excluding the effects of the equity in earnings of subsidiaries (that is, adjusted EBITDA with all operations and without equity in earnings of subsidiaries) there was an increase of 11.8% (R$1,430.5 million in 4Q23 compared to R$1,279.2 million in 4Q22).

Therefore, the main factors that explain the growth in results in the quarter are, mainly, (i) the 8.0% growth in the billed grid market, (ii) the tariff adjustment in June 2023, with an average effect of 6.32% in Tariffs for the Use of the Distribution System (TUSD), and (iii) the increase of 5.4% (+R$8.1 million) in other operating revenues, mainly because of leases and rentals of equipment and structures and sharing of posts. Also contributing to the result were: (i) Copel GeT's better performance in the purchase and sale of electricity (+R$50.9 million 4Q23 compared to 4Q22), due to the scenario of greater hydrology in 4Q23 (average GSF of 83.8%, compared to 77.6% in 4Q22) and the increase in results from the Aventura and Santa Rosa & Mundo Novo – SRMN Wind Complexes, acquired on January 30, 2023 (+ R$29.1 million in adjusted EBITDA); and (ii) the reversal of provisions in 4Q23 mainly due to the reversal of R$83.0 million in regulatory litigation within the scope of Copel GeT, effect of Aneel Order No. 4,758 of December 5, 2023 which deals with the calculation methodology of the Surplus and Deficit Compensation Mechanism (MCSD)[1].

These events were partially offset, above all, by (i) lower remuneration on transmission agreement assets, mainly due to the periodic tariff review applied to the agreements and lower inflation in the comparison between periods (IPCA of 1.08% in 4Q23 compared to 1.63% in 4Q22), with a reduction of R$15.9 million in Copel GeT's revenue from use of the main transmission grid and R$85.3 million in equity in earnings of subsidiaries; and (ii) the reduction of R$30.2 million in revenue from wind farms[2] due to generation diversion in the comparison between periods, essentially due to the operational restriction imposed by the ONS (Constrained-off).

Adjusted Consolidated EBITDA

Obs. Considers descontinued operations.

The non-recurring items that were neutralized to calculate adjusted EBITDA are shown in the following table:

[1] Due to the renegotiation of the hydrological risk in the ACR in 2016, which extended the validity period for plants with existing energy in the period from 05/24/2023 to 09/17/2023, Copel GeT, understanding that the amounts originally contracted in the auctions must be fully rehired, without subsequent reductions caused by the Surplus and Deficit Return Mechanism – MSCD 4% and monthly, filed a precautionary measure with Aneel, accepted by the agency, to suspend the effects of the MCSD in this process.

[2] More details in Item 3. Generation and Transmission.

RESULTS | 4Q23	2

In 4Q23, the following non-recurring items were recorded: (i) the partial reversal of impairment of generation assets in the amount of R$123.7 million, mainly explained by the reversal of R$105.1 million relating to HPP Colíder and R$24.1 million referring to HPP Baixo Iguaçu, due to the reevaluation of calculation assumptions considering a reduction in operating costs and the discount rate (WACC) from 5.71% p.a. to 5.43% p.a. (more details in explanatory note 16.4.1 of the Financial Statements); (ii) the provision for additional litigation in the amount of R$51.1 million, in accordance with the agreement signed to close the arbitration process (more information in Explanatory Note 40.1 of our Financial Statements); (iii) reversal of R$26.4 million due to the review of accounting recognition carried out in 3Q23 which dealt with recording the extension of the concession period for HPP Mauá in intangible assets[3]; and (iv) R$11.4 million referring to the fair value of energy purchase and sale contracts (mark to market) from Copel Mercado Livre, an amount determined by the difference between the contracted price and the future market price estimated by the Company.

In 2023, adjusted EBITDA from continuing operations (disregarding Compagas and UEGA, which are in the process of being sold) and excluding non-recurring items, reached R$5,693.4 million, growth of 6.5% in relation to R $5,343.6 million recorded in 2022. This result is mainly explained by (i) the better performance of Copel Distribuição with the increase of R$499.2 million in “Parcel B”, essentially due to the increase in the market and tariff adjustments applied in June 2022 (+16.55%) and June 2023 (+6.32%) in tariffs for the use of the distribution system (TUSD); (ii) the increase in the result of wind power generation assets, mainly due to the entry into commercial operation of the Jandaíra Wind Complex (+R$42.7 million in adjusted EBITDA) and the acquisition of the Aventura and SRMN Wind Complexes (+R$109.0 million in adjusted EBITDA); and (iii) the higher result of Copel Mercado Livre (adjusted EBITDA of R$112.6 million in 2023 compared to R$90.3 million in 2022), mainly due to the improvement in energy trading margins. These events were partially offset, especially by the decrease in Elejor's results, due to the lower margin in electricity sales, and by the drop in remuneration on transmission assets of subsidiaries (Costa Oeste, Marumbi and Uirapuru) and jointly controlled ventures, mainly due to the periodic tariff review applied to the agreements and lower inflation when comparing periods (IPCA of 4.62% in 2023 compared to 5.79% in 2022).

[3] Reversal made due to the fact that the exclusion of liability only shifts the plant's concession period in time, with the extension of the concession period being related to the construction period, i.e., not generating additional revenues correlated to the asset.

Within the scope of transmission assets, item 3.1.1 presents the regulatory accounting of results for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

1.2 Operating Revenue

Net operating revenue from continuing operations totaled R$5,567.7 million in 4Q23, growth of 5.8% compared to the R$5,264.8 million recorded in 4Q22. This result is mainly a reflection of:

(i)	the increase of R$429.4 million in revenue from electricity sales to final customers, essentially due to the 9.0% growth in the billed captive market and the tariff adjustment applied to the Energy Tariff (TE) component from the distributor in June 2023, with an average effect of 17.4%; and
(ii)	the increase of R$357.8 million in revenue from use of the main distribution and transmission grid, mainly due to the 8.0% growth in Copel Distribuição's billed grid market, which considers offset energy from Mini and Micro Distributed Generation – MMGD and the June 2023 tariff adjustment of Copel Distribuição, with an average effect of an increase of 6.32% in tariffs for the use of the distribution system (TUSD).

These increases were partially offset by (i) the reduction of R$376.4 million in the result of sectorial financial assets and liabilities (CVA), due to the drop in energy costs; and (ii) the decrease of R$117.4 million in revenue from electricity sales to distributors, essentially a consequence of the 17.8% reduction in the amounts of electricity sold by Copel Mercado Livre through bilateral contracts.

RESULTS | 4Q23	3

The other variations in operating income were:

(i)	the increase of R$15.3 million in construction revenue, essentially due to the increase in the volume of works related to Copel Distribuição's “Transformation” program, which encompasses investments aimed at improving and modernizing infrastructure and improvements in customer service; and
(ii)	the increase of R$8.1 million in the “other operating revenue” line, basically due to higher income from leasing and rentals by the distributor, with emphasis on the greater volume of sharing of poles/fixing points.

In 2023, net operating revenue totaled R$21,479.5 million, an increase of 4.6% compared to the R$20,535.3 million recorded in 2022, with emphasis on the following variations: (i) increase of R$1,173.4 million (+24.3%) in revenue from “Use of the main distribution and transmission grid”; (ii) increase of R$436.1 million (+5.8%) with “electricity sales to final customers”; (iii) increase of R$169.7 million (+7.8%) in construction revenue; (iv) growth of R$99.3 million (+21.5%) in the “other operating revenues” item; (v) reduction of R$705.7 million (-42.1%) in the result of sectorial financial assets and liabilities; and (v) a drop of R$211.6 million (-5.5%) in revenue from “electricity sales to distributors”.

1.3 Operational Costs and Expenses

In 4Q23, operating costs and expenses from continuing operations totaled R$4,445.1 million, a reduction of 6.7% compared to the R$4,765.5 million recorded in 4Q22, mainly due to:

(i)	the reduction of R$603.5 million with “provisions and reversals”, mainly reflecting (a) the extraordinary event of recording a provision in 4Q22, in the amount of R$452.7 million related to the discussion of a process that it was in arbitration at the time (more information in Explanatory Note 40.1 of our Financial Statements); (b) the partial reversal of impairment of generation assets in the amount of R$123.7 million, mainly explained by the reversal of R$105.1 million relating to HPP Colíder and R$24.1 million relating to HPP Baixo Iguaçu , as a result of the reassessment of assumptions in the calculation of fair value considering better estimates of revenue from the sale of electricity and reduction in operating costs and discount rate (more details in explanatory note 16.4.1 in the Financial Statements); and (c) the reversal of R$83.0 million of regulatory litigation within the scope of Copel GeT, effect of Aneel Order No. 4,758 of December 5, 2023, which deals with the calculation methodology of the Surplus and Deficit Compensation Mechanism (MCSD ); and
(ii)	the drop of R$50.7 million in electricity purchased for resale (-2.4%), basically due to the lower average price applied to the purchase of electricity and the drop in the volume of electricity purchased by Copel Mercado Livre and Copel GeT, due to the improvement in the hydrological scenario (average GSF of 83.8%, compared to 77.6% in 4Q22).

These reductions were partially offset by:

(i)	the increase of R$ 148.6 million (+23.7%) with “charges for using the electricity grid” justified mainly by higher costs with transporting energy on the basic grid; and
(ii)	the growth of R$ 109.9 million (+16.1%) with manageable costs (PMSO), excluding provisions and reversals, mainly due to; (a) the Company's best results in 2023 and the performance related to short-term goals, resulting in greater amounts allocated to the performance bonus (PPD) and profit sharing (PLR), with a record of R$39, 5 million in 4Q23 compared to a reversal of R$24.1 million in 4Q22; and (b) higher expenses with third-party services (+27.8%), basically due to the increase in maintenance costs for the electrical system, mainly resulting from the greater number of interventions in the distribution grid caused by bad weather and rain during the period, in addition to the costs added by the acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes within the scope of Copel GeT. These events were partially offset by the 21.7% reduction in the item “other costs and expenses”, mainly due to (a) the recovery of taxes, especially related to the court decision on the Inspection Fee for the Use or Occupation of the Highway Right-of-Way – TFDER (DER/PR) in the amount of R$24.8 million[4], and (b) lower losses related to the deactivation of assets.

[4] This is a sentence relating to the removal of the Inspection Fee for the Use or Occupation of the Highway Right-of-Way – TFDER, provided for in State Law no. 17,445/2012

RESULTS | 4Q23	4

Neutralizing the effects of provisions related to PPD and PLR, there is an increase of 1.1% in the quarterly comparison, despite the effects of ACT 2022/2024 with salary bonus in 4Q23 and salary adjustments of 7.19% in January and 4.51% in October of the current year. Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 3.71% between 4Q22 and 4Q23, there was a reduction in real terms of 2.5%, due to the reduction of 71 employees in the comparison between periods.

Headcount Evolution

In 2023, total operating costs and expenses reached R$18,092.6 million, a value 4.9% higher than the R$17,254.6 million recorded in 2022, mainly justified by (i) higher expenses with personnel and management, due to (a) the provisioning of R$610.1 million in 2023 referring to the Voluntary Dismissal Program (PDV), as per Notice to the Market 23/23, (b) the increase of R$134.0 million in the amount intended for the payment of performance bonuses (PPD) and profit sharing (PLR), resulting from the Company's best results and performance related to short-term goals, and (c) compensation of R$138.2 million paid in January 2023 regarding the bonus of the additional third of vacation, after a collective agreement signed with employees; and (ii) the increase of R$408.7 million with charge of the main distribution and transmission grid, mainly due to the higher costs of transporting energy on the basic grid. These events were partially offset, especially, by reductions of R$380.7 million in electricity purchased for resale and R$625.3 million in provisions and reversals.

Considering the impact of the provision for the allocation of PIS and Cofins credits in 2022 (R$810.6 million), total operating costs and expenses increased by 0.2% (R$18,092.6 million in 2023 compared to R$18,065.1 million in 2022).

RESULTS | 4Q23	5

Breakdown of Costs and Expenses

It is worth mentioning that the company, in 2023, changed the method of accounting for the “monetary update on provisions for litigation” item, which was no longer recorded in the provisions and reversals line and began to form part of financial expenses. More information in Explanatory Note 28.1 of our Financial Statements.

1.4 Equity in Earnings of Subsidiaries

The equity result of joint ventures and other Copel associates reduced R$85.3 million compared to that recorded in the same period of the previous year (R$63.1 million, compared to R$148.5 million recorded in 4Q22), due to the lower remuneration on transmission agreement assets, basically explained by the periodic tariff review applied to transmission agreements and the lower inflation (IPCA) in 4Q23 (1.08% compared to 1.63% in 4Q22). More details can be seen in Appendix I.

1.5 Financial Results

In 4Q23, the financial result was a negative R$305.7 million, compared to a negative R$279.7 million recorded in 4Q22.

Financial expenses registered an increase of R$65.8 million, basically due to the growth of R$36.0 million in monetary variation and debt charges due to the greater volume of loans and financing (R$15.0 billion in 4Q23 compared to R$ 12.5 billion in 4Q22) and the greater impact of monetary variation and adjustment to present value on accounts payable linked to the concession (+R$25.1 million), referring to the UBP (Use of Public Asset) of Elejor. Financial expenses were also impacted by the voluntary change in the accounting method for the “monetary update on provisions for litigation” item, which was no longer recorded in the provisions and reversals line and became part of financial expenses. More information in Explanatory Note 28.1 of our Financial Statements.

Financial revenues increased by R$39.9 million, reflecting, above all, the higher income from investments (+R$64.4 million), essentially due to the greater volume of investments coming from cash resources, partially offset due to the drop in the remuneration of sectoral financial assets and liabilities (-R$ 41.7 million) within the distributor.

In the 2023 consolidated, excluding the effect of updating the provision for the allocation of PIS and Cofins credit, the financial result was negative by R$1,205.0 million compared to R$994.6 million recorded in 2022, essentially justified by the growth of R$284.5 million with monetary variation and debt charges, resulting from the greater volume of loans and financing.

1.6 Consolidated Net Income

Copel recorded in 4Q23, considering discontinued operations, net income of R$942.8 million compared to R$623.5 million in 4Q22 (an increase of 51.2%). In addition to the items already mentioned, the reversal of impairment at UEGA in the amount of R$258.6 million contributed to the growth in results, as a result of the signing of the share purchase and sale contract – CCVA, according to Material Fact 20/23.

RESULTS | 4Q23	6

Also noteworthy is the difference of R$627.7 million in income tax and social contribution, mainly reflecting the recognition of the PIS/COFINS provision in 2022, impacting the result and deferred taxes.

Considering the accumulated result for 2023, the net income recorded, considering discontinued operations, was R$2,327.2 million compared to R$1,149.3 million recorded in 2022.

1.7 Debt

Copel's total consolidated debt, considering the results of continuing operations, totaled R$14,962.3 million on December 31, 2023, a variation of 20.1% in relation to the amount recorded on December 31, 2022, of R$12,454.2 million.

At the end of 2023, the Company's gross debt represented 61.8% of consolidated net equity, which was R$24,191.7 million.

The following table and graphs demonstrate the indebtedness of Copel and its subsidiaries at the end of 2023.

Debt by Subsidiary

Adjusted Net Debt/EBITDA Adjusted

Debt Indexers Average cost: 8.72%

RESULTS | 4Q23	7

Amortization - R$ million Average term to maturity: 4.0 years

Weighted Average Cost and Average term to maturity

Copel's consolidated debt at the end of 2023, considering the 4th issuance of simple debentures by Compagas in July 2023 in the amount of R$295.0 million, totaled R$15,246.5 million.

RESULTS | 4Q23	8

2. Investment

2.1 Investment Policy

In March 2021, the Board of Directors approved the Company's Investment Policy. Said Policy was subject to analysis and approval by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of the strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our energy business.

The Policy establishes the criteria for selecting, prioritizing, evaluating, approving and monitoring investments. Among the various aspects, the Policy segregates investment opportunities into three groups that will be prioritized as follows:

(i)	Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;
(ii)	Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and
(iii)	Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

2.2 Investment Program

Investment Programs follow their schedules in each development project. In 2023, the amount realized from the investment program was R$2,252.1 million (99.1% of the forecast), of which R$1,966.5 million was made by Copel Distribuição, R$240.1 million by Copel Geração e Transmissão, R$40.7 million by Copel Serviços and R$4.8 million by Copel Holding and Copel Mercado Livre.

The investments made at Copel Distribuição aim to expand and automate the electrical infrastructure in the concession area, mainly through the “Paraná Trifásico”, Smart Grid and Total Reliability programs (see item 4.2.4). Of the amount allocated in the year, 95.0% was allocated to investments in electrical assets, 4.4% to investments in non-electrical assets and 0.6% to other investments.

1 Includes "Transformation" Program composed of the Paraná Trifásico, Smart Grid and Total Reliability projects.

2 Includes the Facilities Modernization Plan - PMI.

3Includes modernization of COGT (Generation and Transmission Operation Center), HPP GPS Parigot de Souza, SHPs Marumbi and Uirapuru, Jandaíra Wind Complexes and other projects.

4 Considers innovation plan within the energy sector and aligned with Copel's investment thesis and ESG practice.

5 Does not consider appropriation of own labor, charges and others, as well the acquisition of the Aventura and SRMN Wind Complexes in 2023 and the Grant Bonus for the renewal of the Salto Caxias, Segredo and Foz do Areia HPP concessions, in the amount of R$3.7 billion, scheduled for 2024.

RESULTS | 4Q23	9

3. Copel Geração e Transmissão (Consolidated Results)
3.1 Financial Performance

Copel GeT presented an adjusted EBITDA of R$866.0 million considering the result of the discontinued UEGA operation and excluding non-recurring items, an amount 1.2% higher than the R$855.6 million recorded in 4Q22, due to, mainly, (a) the reduction of R$96.2 million with provisions and reversals (on a recurring basis), explained, above all, by the reversal of R$83.0 million in regulatory litigation, in which Aneel accepted, through the Order Aneel No. 4,758 of December 5, 2023, Copel's challenge to the methodology for calculating the Surplus and Deficit Return Mechanism – MCSD[5]; (b) the best result with the purchase and sale of electrical energy (+R$50.9 million), essentially justified by the reduction of R$48.3 million in acquisition costs for electricity purchased for resale, resulting from the more favorable hydrological scenario in 4Q23, with an average GSF of 83.8%, compared to 77.6% in 4Q22; and (c) addition of R$29.1 million to the result due to the incorporation of the Aventura and Santa Rosa & Mundo Novo Wind Complexes on January 30, 2023.

This result was partially offset by:

i.	the reduction of R$30.2 million (R$ 62.0 million in 4Q23 compared to R$31.8 million in 4Q23) in net operating revenue from wind farms, caused by the diversion of generation resulting from the operational restriction imposed by the ONS (Constrained-off) in 4Q23. Considering the existing wind farms in both periods[6], the effect of the generation restriction on revenue was R$27.9 million;

[5] Due to the renegotiation of the hydrological risk in the ACR in 2016, which extended the validity period for plants with existing energy in the period from 05/24/2023 to 09/17/2023, Copel GeT, understanding that the amounts originally contracted in the auctions must be fully rehired, without the subsequent reductions caused by MSCD 4% and monthly, had filed a precautionary measure with the agency.

[6] Considers the wind farms of Cutia, São Bento, Brisa Potiguar, Bento Miguel and Vilas.

ii.	the lower remuneration on transmission agreement assets, mainly due to the periodic tariff review applied to the agreements and lower inflation in the comparison between periods (IPCA of 1.08% in 4Q23 compared to 1.63% in 4Q22), with a reduction of R$15.9 million in Copel GeT's revenue from use of the main transmission grid and R$85.3 million in equity in earnings of subsidiaries. Item 3.1.1 presents the regulatory accounting of results for the purpose of verifying the IFRS (International Financial Reporting Standards) effect on transmission assets.

Regarding non-recurring items for continuing operations in 4Q23, the following were recorded: (i) the partial reversal of impairment of generation assets in the amount of R$123.7 million, mainly explained by the reversal of R$105.1 million relating to HPP Colíder and R$24.1 million referring to HPP Baixo Iguaçu, due to the revaluation of the discount rate, after taxes, to 5.43% p.a. (5.71% p.a. in 2022) and better estimates of revenue from the sale of electricity and reduction in operating costs (more details in explanatory note 16.4.1 in the Financial Statements); ii) reversal of R$26.4 million, which had been recorded in intangible assets in 3Q23 relating to the extension of the concession period for HPP Mauá, which had its accounting recognition reviewed. In the case of the discontinued UEGA operation, the reversal of impairment was recorded (R$258.6 million), as a result of the signing of the CCVA share purchase and sale contract (more details in “Other highlights of the period” and Note in Explanatory 39 Copel's financial statements);

RESULTS | 4Q23	10

Expenses with PMSO, excluding provisions and reversals, increased 5.9%, mainly influenced by:

(i)	increase in “personnel and management” costs of R$21.8 million, justified mainly by the higher provision for the performance bonus (PPD) and profit sharing (PLR), +R$ 10, 4 million in 4Q23 compared to a reversal of -R$ 6.1 million in 4Q22;
(ii)	increase in expenses with “third party services” by 22.3%, essentially due to the costs of maintaining wind farms (+R$ 7.0 million), also reflecting the incorporation of the Aventura and Santa Rosa & Mundo Novo Wind Complexes;
(iii)	partially offset by the reduction in “Other costs and expenses” by 31.4%, mainly by the reimbursement of coal through the energy development account (CDE), resulting from the return to operation of TPP Figueira since December 2022 (R $11.8 million).

Neutralizing the effects of provisions relating to PPD and PLR, there is an increase of 5.8% in personnel and management costs in the quarterly comparison, mainly due to the effects of ACT 2022/2024 with salary bonus (+R$ 5.2 million) in 4Q23 and salary adjustments of 7.19% in January and 4.51% in October of this year, despite the reduction of 10 employees. Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 3.71% between 4Q22 and 4Q23, there was an increase in real terms of 2.0%.

In 2023, Copel GeT recorded EBITDA of R$3,466.6 with continuing operations, a decrease of 1.8% compared to 2022, mainly due to provisions for compensation from the voluntary dismissal program and compensation for the additional third of vacation, partially offset by (a) reversal of the impairment of generation assets, (b) incorporation of new wind farms (Complexo Jandaíra, Aventura and SRMN), (c) the best result with the purchase and sale of electricity in the year, explained by better hydrological conditions. Including discontinued operations and disregarding non-recurring effects, adjusted EBITDA was recorded at R$3,453.3 million, an increase of 0.8%, compared to R$3,424.4 million in the same period of the previous year.

Net income from continuing operations was R$1,634.3 million in 2023, a reduction of 11.8% compared to 2022. This result mainly reflects the negative financial result in R$ 747.4 million in 2023, compared to a negative R$ 636.0 million recorded in 2022, resulting from the increase in debt charges, reflecting the greater amount of debentures, loans and financing, being partially offset by the growth in EBITDA, by the points presented previously. Considering discontinued operations, net income reached R$1,700.5 million, 6.3% higher than in the previous year, essentially due to the reversal of the UEGA impairment.

3.1.1 IFRS effect in the Transmission segment

For the calculation, an adjustment was made considering the effects of the application of CPC47/IFRS15 in the corporate statements in the transmission business.

RESULTS | 4Q23	11

3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission business.

In the Generation business, Copel GET operates a diversified park of hydroelectric, wind and thermal plants, totaling 6,966.7 MW of installed capacity and 3,156.6 average MW of assure energy. In the Transmission business, Copel owns a total grid of 9,685 Km of transmission lines and 53 basic grid substations, considering the affiliates.

For more information on generation and transmission operational data, see Exhibit IV.

3.2.1 Generation

Copel's generating portfolio is made up of 94% of renewable sources, such as hydro and wind power.

RESULTS | 4Q23	12

3.2.2 Hydro and Wind Generation

The energy generation of Copel Geração e Transmissão S.A. and its wind farms in 2023 was 25,797 GWh (compared to 24,721 GWh in 2022). The increase is mainly due to the entry into commercial operation of Jandaíra Wind Farm and the acquisition of the Aventura and Santa Rosa & Mundo Novo (SRMN) Wind Complexes.

In the fourth quarter of 2023, Copel Geração e Transmissão's hydro plants (including HPP Foz do Areia and SHP Bela Vista) recorded 5,600 GWh of electricity sold, an increase of 10.7%, mainly due to CCEARs resulting from the renegotiation of the GSF.

For wind farms, the total electricity sold in 4Q23 was 1,159 GWh, an increase of 30.9%, influenced by the acquisition of the Aventura and SRMN Wind Complexes, which became part of the Company's portfolio on January 30, 2023.

3.2.3 Thermal Generation

TPP Araucária

It is a natural gas generation plant with an installed capacity of 484.2 MW that operates in a combined cycle (two gas turbines and one steam turbine) and operates in the modality known as "merchant" in which the plant operates without sales contracts. of electricity, whether in the free (ACL) or regulated (ACR) environment, subject to fluctuations in the Price for Settlement of Differences - PLD. In this modality, the thermoelectric plant is dispatched centrally by the National Electric System Operator (ONS), in situations where the Marginal Cost of Operation (CMO) of the electrical system exceeds its Variable Unit Cost (CVU) approved by ANEEL, or out of order of merit, when requested by the ONS. For TPP Araucária, which is in the process of being disinvested by Copel, there was no dispatch in 4Q23, due to hydrological conditions.

RESULTS | 4Q23	13

TPP Figueira

Coal-fired generation plant with an installed capacity of 20 MW, achieved after a modernization process that allowed an increase in capacity without the need to increase the volume of coal consumed. TPP Figueira resumed commercial operations on 12/07/2022, by ANEEL order no. 2502/2022. On 10/31/2023, the Company filed a letter with the Ministry of Mines and Energy requesting the withdrawal of the intention to extend the TPP Figueira concession. Concomitantly, in 4Q23 the plant was unavailable due to the obstruction of one of the coal supply lines, causing no generation in 4Q23. On 02/23/2024, Aneel decided to suspend commercial operations, more details in “Other highlights”.

In 2023, generation was 40.1 GWh.

GSF and PLD

3.3 Transmission

Copel has more than 9.6 thousand km of transmission lines in eight Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating an extensive own energy transmission grid, Copel provides services to projects of other concessionaires with the quality of someone who has accumulated more than 60 years of experience in the sector. The Transmission projects are listed in Exhibit IV, including the projects of Copel Geração e Transmissão, SPCs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPCs in which Copel GeT has a stake.

3.3.1 RBSE Reprofiling

The Concession Agreement 060/2001 represents 42.3% of the annual permitted revenue (APR) of Copel GET's transmission business, also considering its affiliates. Below, we describe the flow of receipt of the portion of revenue referring to the Basic Grid - Existing System (RBSE) for the next cycles. It is important to note that this flow may change in the future, as a result of the tariff review processes and/or review of parameters used to compose these revenues by the regulatory agent. The values referring to O&M from the 2023-2024 cycle were readjusted by the IPCA.

Note:

Economic component: future values based on the 2023-2024 cycle (according to REH 3.216/2023 of 06/30/2023)

Financial component: values published in REH 2847/21. Subject to review during the current cycle in view of the controversy in the methodology used to calculate these values by the regulatory agency.

RAP values up to the 2023-2024 cycle taken from the REH of each cycle, with reference to the cycle price (June of the year of publication) RAP values include RB and DIT assets

RESULTS | 4Q23	14

4. Copel Distribuição
4.1 Financial Performance

EBITDA in 4Q23 reached R$599.1 million, growth of 35.6%, due to (i) the 8.0% growth in the billed grid market, mainly due to the high average temperature in the fourth quarter of 2023 (see item 4.2.1); (ii) the tariff adjustment of June 2023, with an average increase of 6.32% in the Tariffs for the Use of the Distribution System (TUSD); and (iii) the increase of 41.6% (+R$43.2 million) in other operating revenues, mainly referring to leases and rentals of equipment and structures and sharing of poles, including fines. In the fourth quarter there were no non-recurring items for adjustment. In the year to date, excluding the non-recurring effects listed below, adjusted EBITDA increased by 24.5%.

Manageable costs, excluding provisions and reversals, increased by 17.8% compared to 4Q22, mainly as a result of: (i) the 24.3% increase in expenses with personnel and management, due to the provision of R$24,6 million for profit sharing (PLR) and performance bonus (PPD) in 4Q23, compared to the reversal of R$17.4 million in PLR in 4Q22, and (ii) the increase of 23.2% (+R$ 33.2 million) with third-party services, mainly caused by higher expenses with maintenance of the electrical system, especially the increase in expenses with emergency situations, due to a higher incidence of storms; partially offset by the 14.0% reduction in other operating costs and expenses, mainly related to the recovery of expenses due to a court decision in favor of Copel DIS on the non-enforceability of the Inspection Fee for the Use or Occupation of the Highway Right-of-Way – TFDE/DER and refund of amounts paid in 2013, in the amount of R$ 24.8 million.

The personnel and management account, excluding the effects of the provision of PDV, PPD and PLR, recorded a reduction of 2.7%, mainly due to the reduction of 54 employees, despite the effects of ACT 2022/2024 with bonus salary (+R$ 12.8 million) in 4Q23 and salary adjustments of 7.19% in January 2023 and 4.51% in October 2023 of the current year. Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 3.71% between 4Q22 and 4Q23, the personnel and management cost line recorded a reduction in real terms of 6.2%.

The following table presents the main indicators of Copel Distribuição:

In 4Q23, we also highlight:

RESULTS | 4Q23	15

(i)	the 34.2% growth in revenue from Use of the main distribution grid, mainly due to the 8.0% growth in the billed grid market, which considers offset energy from Mini and Micro Distributed Generation – MMGD, and the tariff adjustment of June 2023, with an average effect of an increase of 6.32% in the Tariffs for the Use of the Distribution System (TUSD). Also contributing to this growth was the reduction of R$24.1 million in the Energy Development Account – CDE, a reducing account for the item, which constitutes a sectoral liability in the CVA to maintain the neutrality of charges for the distributor;
(ii)	the 33.6% increase in electricity sales to final customers revenue, due to the +9.0% variation in the captive market billed in the quarter, valued by the average effect of a 17.4% increase in the Energy Tariff (TE) component in the 2023 tariff adjustment;
(iii)	the 61.6% reduction in revenue from electricity sales to distributors, due to lower revenue from energy settlement in the CCEE Spot Market and revenue from MVE contracts;
(iv)	the 80.5% reduction in the sectorial assets and liabilities result, mainly due to lower energy costs in the period;
(v)	the 28.4% increase in costs with charges of main transmission grid, due to higher expenses with: charges for the use of the Basic Grid (+R$ 102.4 million), given the readjustment of the APR, power transport from Itaipu (+R$34.3 million), given the increase in the tariff, and System Services Charges – ESS (+R$37.3 million), given the considerable increase in load which, despite the storage of ten /2023 being better than Dec/2022, required an additional thermal dispatch for the electrical safety of the system; and
(vi)	the 22.1% reduction in provisions and reversals, due to the reversal of provisions for labor, tax, civil and administrative disputes, partially offset by the 42.5% increase in the provision for doubtful debts, due to the reduction in invoice recovery, of R$17.1 million in 4Q23 versus R$32.9 million in 4Q22, as a result of the resumption of collection actions by distributors, interrupted due to the Covid-19 epidemic, and (b ) to the constitution of PCLD of R$33.1 million in 4Q23 compared to R$1.2 million in 4Q22.

Copel Distribuição's net income was R$263.3 million in 4Q23 compared to R$324.3 million in 4Q22. In the year, net income was R$569.1 million, result of the better operational performance of Copel Distribuição, highlighted previously, and higher than the accumulated loss in 2022 of R$229.8 million, due to the provision for allocation of PIS and Cofins credits and its update.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded an adjusted EBITDA of R$2,111.9 million in the last 12 months, equivalent to an efficiency of R$461.5 million, 28.0% above regulatory EBITDA.

Note: Regulatory EBITDA is calculated based on the WACC + QRR values published in ANEEL's Technical Notes in Tariff Revision or Adjustment events.

RESULTS | 4Q23	16

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, had a 10.0% increase in electricity consumption in the 4Q23 compared to the same period of the previous year and 4.0% year-to-date, mainly due to the high average temperature in the fourth quarter of 2023. The billed grid market, which considers offset energy from Distributed Mini and Micro Generation – MMGD, increased 8.0% in the quarter and dropped 1.9% in the year, considering the Availability Cost.

4.2.2 Captive Market

The captive market showed an increase of 12.1% in electricity consumption in the fourth quarter of 2023 and 4.1% for the year. The billed captive market, which considers MMGD offset energy, increased by 9.0% in the fourth quarter of 2023 and 0.5% in the year.

4.2.3 Concession Agreement

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for Electricity Distribution No. 46/1999 of Copel Distribuição SA, which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year after the conclusion of the contract, failure to comply with the quality criteria for three consecutive years or the economic-financial management criteria for two consecutive years will result in the opening of the expiry process. For the quality criterion of distribution service provision, ANEEL defined the limits of Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC for the years 2021 to 2026. For DEC, the result for the last 12 months calculated in December 2023 was 7.86 hours. For the FEC, the result in the same period was 5.21 interruptions.

The economic-financial management efficiency criterion will be measured by the calculation, each calendar year, according to ANEEL Normative Resolution No. 896/2020, by the following inequation:

4.2.4 Investment and Operational Data

Transformation Program (Programa Transformação) - a broad investment plan with the objective of modernizing, auto mating and renovating the distribution grid and private communication grid with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, the reduction of costs with O&M and commercial services and improvement in the control of DEC and FEC indicators. The program is composed of 3 pillar projects to achieve the objectives:

RESULTS | 4Q23	17

•	Paraná Tri-phase: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches. By the end of 2023, 15,254 km of grid had been completed.
•	Smart Grid: aims to implement a private communication network with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of 2023, 615,644 smart meters had already been installed. In phase 1 of the program, advances were identified for our operation, with a reduction in man-hours and kilometers driven, fewer non-technical losses, improvements in quality and reduction in compensation, with estimated benefits of around R$49 million/ year.
•	Total Reliability: aims to ensure modernity in the operations of the energy grid based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing. By the end of 2023, the project had completed 84.35% of the planned schedule.

Copel Distribuição's Transformation Program covers the construction of approximately 25 thousand km of new grid, 15 thousand new automated points and the implementation of smart grid technology in the state of Paraná.

Compact and Protected Grid – deployment of compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grid and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of 2023, the length of compact and protected grid installed was 27,851 km, compared to 22,366 km in 2022, an increase of 5,485 km, or 24.52%, in twelve months.

Isolated Secondary Grid- investment in low voltage isolated secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving DEC and FEC indicators; make energy theft difficult; improve environmental conditions; reduce pruning areas; increase security; reduce voltage drop across the grid; increase the useful life of transformers by reducing the number of short circuits in the grid, among others. At the end of 2023, the length of isolated secondary distribution grid installed was 22,827 km, compared to 21,896 km in 2022, an increase of 931 km, or 4.25%, in twelve months.

Losses - refer to the generated electrical energy that passes through transmission lines and distribution grid, but which is not commercialized, either for technical or commercial reasons. Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, being classified as technical and non-technical. Technical Losses are inherent to the electrical energy distribution activity and occur due to its dissipation during the transport process, voltage transformation and measurement due to the laws of physics. Historically, the Company's Technical Losses have maintained percentages close to or below the regulatory target. At the end of 2023, Technical Losses were 2,120 GWh, compared to 2,040 GWh in 2022. Non-Technical Losses, calculated by the difference between total and technical losses, originate mainly from theft (illegal connection, direct grid diversion), fraud (meter tampering or deviations), reading, measurement and billing errors. These losses are largely associated with the concessionaire's management and the socioeconomic characteristics of the concession areas. At the end of September 2023, Non-Technical Losses for the last 12 months were 575 GWh, compared to 614 GWh in the same period of the previous year. In this sense, the Company maintains a Program to Combat Non-Technical Losses that consists of several actions that aim to reduce or maintain the current level of non-technical losses, through the following actions:

✓	Improvement of actions to combat irregular procedures, improving the performance of targeted inspections;
✓	Investments destined to the availability and/or acquisition of equipment for inspection;
✓	Preparation and execution of specific training and recycling related to commercial losses;
✓	Carrying out inspections, both at Medium and Low Voltage;
✓	Educational notes in the press and messages on the electricity bill.
✓	Joint operations with the Civil Police and Public Ministry;
✓	Opening of police investigations in regions where significant numbers of irregular procedures were found.

RESULTS | 4Q23	18

At the end of 2023, Non-Technical Losses in the last 12 months were 742 GWh, compared to 661 GWh in the same period of the previous year.

It is worth noting that the targets established for the reasonable tariff for Non-Technical Losses take into account the level of complexity of the distributor's concession area and, according to the Aneel Report on Electricity Losses in Distribution 2023, the complexity index of Copel Distribuição's concession is one of the smallest compared to other dealerships in Brazil.

At the end of 2023, total losses in the last 12 months were 2,862 GWh, compared to 2,701 GWh in the same period of the previous year. In terms of classification, Total Losses were made up of 74.1% Technical Losses and 25.9% Non-Technical Losses.

GWh - 12 Months	Dec/19	Dec /20	Dec /21	Dec /22	Dec /23
Injected Energy	32,994	32,754	34,403	35,253	36,639
Distribuition losses	2,402	2,553	2,660	2,701	2,862
Technical losses	1,995	1,981	1,991	2,040	2,120
Non-Technical losses	407	573	669	661	742

* The losses reflect the difference between the measured load and the billed market and, with the onset of the Covid-19 Pandemic, the load in 2020 suffered a rapid retraction, but the market did not respond at the same speed, due to the mismatch between the measurement schedule and consumers billing schedule, reducing the volume of losses in this period.

The tariff transfer of the efficient levels of losses is foreseen in the concession contracts and these losses are considered in the costs with the purchase of energy up to the regulatory limit stipulated by ANEEL. Despite the total losses having percentages slightly above the regulatory one, the methodology for regulatory calculation uses the billed market and within this methodology, no loss glosses were calculated for Copel Distribuição in the annual tariff readjustment cycles of 2022 and 2023.

RESULTS | 4Q23	19

5.Copel Mercado Livre
5.1 Financial Performance

In 4Q23, Copel Mercado Livre presented an adjusted EBITDA of R$9.7 million, an amount 61.3% lower than the R$25.2 million recorded in 4Q22, mainly reflecting a lower margin in electricity sales. In 2023, adjusted EBITDA increased by 24.7%, mainly as a result of the higher annual margin in electricity sales, resulting from purchase contracts signed in previous years, reaching R$112.6 million compared to R$90.3 million from the same period of the previous year.

In the quarter, the adjustment in the periods was the fair value of the electricity purchase and sale contracts (mark to market) - amount determined by the difference between the contracted price and the future market price estimated by the Company - a result, mainly, of carrying out contracts that left the base and the increased sensitivity of default given by the credit risk rate. In 2023, the adjustments were the mark-to-market, the provision of compensation for PDV, recorded in the third quarter, and the compensation for the bonus for the additional third of vacation that occurred in the first quarter.

Manageable costs increased by 37.2% in 4Q23 (+1.9 million), mainly impacted by the increase in insurance expenses (+R$0.6 million) and projects to support social development and sport through tax incentives (+R$ 1.2 million), which have no impact on the result and still contribute to the brand's exposure and positioning strategy.

The personnel and management account, excluding the PLR and PPD effects, recorded a 13.5% reduction in 4Q23, mainly due to the 12.8% reduction in the number of employees, despite the effects of ACT 2022/2024 with salary bonus (+R$ 0.2 million) in 4Q23 and salary adjustments of 7.19% in January 2023 and 4.51% in October 2023 of the current year. Considering the accumulated inflation measured by the National Consumer Price Index – INPC, of 3.71% between the quarters, the personnel and management cost line registered a reduction in real terms of 17.2%. In the year to date, disregarding the effects of PLR and PPD, compensation for PDV and compensation for the bonus of the additional third of vacation, the personnel and management account reduced by 2.7%.

Net income in 4Q23 was R$24.7 million, 50.5% lower than the R$49.9 million in 4Q22 as a result of the reduction in the sales margin. In 2023, Copel Mercado Livre's net income was R$105.6 million compared to R$108.4 million in 2022.

RESULTS | 4Q23	20

5.2 Operational Performance

Copel was a pioneer in creating an energy trader and the first to sell energy to free consumers, when this category was created in the country, in 1995. Copel Mercado Livre, created in 2016, is already the largest in the country in terms of energy volume marketed in the free contracting environment, offering more savings and peace of mind for customers from all regions of Brazil.

For a long time known as Copel Energia, Copel Mercado Livre is responsible for trading energy and providing services in the ACL. In December 2023, the Company registered 1,747 customers/contracts, an increase of 3.8% compared to the same period of the previous year. The amount of energy sold reached 22,450 GWh in 2023, a reduction of 9.5% compared to 2022. The graph below shows the evolution of Copel Mercado Livre in terms of the amount of GWh sold and number of final consumers.

RESULTS | 4Q23	21

6. ESG Performance
6.1 Copel pioneers in ESG in the sector

Copel was the first company in the industry to produce an Environmental Impact Report for a generation project, and the first energy company in Brazil to become a signatory of the UN Global Compact in 2000. The Company promotes actions to disseminate the UN’s Agenda 2030 and implement the SDGs of the electricity sector. In 2020/2021, Copel participated in the Global Compact Program “SDG Ambition”. Copel joined the “Pact on Water and Energy Resilience” Commitment and received the Federal Government’s Pro Gender and Race Equality Seal. The Company received the Pró-Ética Seal, 2018-2019 and 2020-2021 editions, granted by the Brazillian Comptroller General (CGU) and Instituto ETHOS, for the voluntary adoption of integrity measures, for public recognition of the commitment to implement measures aimed at prevention, detection, and remediation of acts of corruption and fraud.

6.2	Recent Highlights

▪	Copel achieved an A- (A minus) rating from the CDP Disclosure Insight Action, previously known as the Carbon Disclosure Project, reinforcing its commitment to the ESG theme.
▪	For the 18th time, Copel is in the ISE B3 portfolio – Corporate Sustainability Index.
▪	Copel signed the Share Purchase and Sale agreement relating to its shareholding in UEG Araucária S.A. (“UEGA”), in line with the decarbonization process of the generation matrix and adhering to Copel’s Business Strategic Planning – Vision 2030, strengthening the pillars for the longevity and sustainable growth of businesses.
▪	Copel concluded its 2023 materiality process, where 10 material themes were defined, namely: Corporate Governance; Economic-financial performance; Customer satisfaction; Environmental commitment; Social Commitment; People management; Well-being, health and safety for the workforce; Transformation of the energy sector; Public safety; Sustainable Supplier Management. For the first time, the Company also carried out double materiality, i.e., it worked on ESG and financial analysis together, strengthening its corporate strategy.
▪	The transformation of Copel into a Corporation led to the review of several Corporate Policies, Regulations and Bylaws, keeping the Company's Governance aligned with the best market practices.
▪	The Company participated for the second consecutive year as a partner in “Empoderando Refugiadas” in Curitiba, a UN Women project that aims to increase the employability of migrant women. Copel works on the project mainly through corporate volunteering.

Environmental

▪	It has a Copel 2030 Neutrality Plan, approved by the Board of Directors: focusing on science-based goals (SBTi), with the purpose of neutralizing the Emission of Greenhouse Effect Gases (GHG) of Scope 1, for the assets that Copel owns operational control (according to the concept established in the GHG Protocol methodology) by 2030.
▪	Net Zero Ambition Movement – Copel joined the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of 2Gton CO2e by 2030.
▪	Has corporate policies on Climate Change, Environmental, and Biodiversity.
▪	Integrates the Brazilian Business Commitment to Biodiversity with the Brazilian Business Council for Sustainable Development (CEBDS).

Social

▪	Actions and Programs – Solidary Selective Collection; Grow Energy Program; Electricity Citizenship; Good Neighborhood Program; Diversity Commission; Human Rights; EducaODS; Illuminating Generations; More than Energy, among others.
▪	Has corporate policies on Human Rights, Engagement with Stakeholders, Private Social Investment, People Management, Occupational Health and Safety, among others.

RESULTS | 4Q23	22

Governance

▪	It has Statutory Advisory Committees to the Board of Directors: Statutory Audit Committee -CAE; Statutory Sustainable Development Committee -CDS, Investment and Innovation Committee -CII and Minority Shareholders Committee –CDM.
▪	The Board of Directors is made up mostly of independent members;
▪	The Statutory Audit Committee -CAE is made up of independent members, one of whom is an external member.
▪	Establishment of variable remuneration with ESG targets –2022: 30% of PPD.
▪	Listed under B3 Governance Level 2.
▪	On 08/11/2023, Copel was transformed into a Corporation. As a result, the company became a company with dispersed capital and no controlling shareholder.

Priority SDG of the Brazilian Electricity Sector

6.3 Indicators

The indicators may change due to the assurance of the independent external audit.

In relation to the scope 1 GHG indicator (tCO2), the increase recorded is due to the return of commercial operation at UTE Figueira, on 12/07/2022, by ANEEL Order no. 2502/2022, with generation until September 2023. Online With the plan to have a 100% clean generation matrix, in October 2023 the Company filed a letter with the Ministry of Mines and Energy - MME requesting the withdrawal of the intention to extend the TPP Figueira concession. In February 2024, Aneel decided to suspend commercial operations, and the plant will be hibernated. More details in “Other highlights”.

RESULTS | 4Q23	23

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year:
ISE B3	15th position	2023
S&P Global	CSA Score 70	2023
CARBON DISCLOSURE PROGRAM (CDP)	A-	2023
ICO2 B3	yes	2023
Sustainalytics	Medium Risk	2023
MSCI	A	2023

RESULTS | 4Q23	24

7. Other highlights

Available Cash Flow and Dividends

The Available Cash Flow is defined in the Dividend Policy as: FCD = Cash generated by Operating activities, deducted from the net cash used by investing activities, as follows: (a) Cash generated by Operating Activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investing activities: amount invested in noncurrent assets in the fiscal year. The Table below shows the calculation of FCD as of December 31, 2023:

R$’000

12.31.2023
CASH FLOW FROM OPERATIONAL ACTIVITIES
CASH GENERATED BY OPERATING ACTIVITIES	5.360.703
CASH FLOW FROM INVESTMENT ACTIVITIES
FROM CONTINUING OPERATIONS	(3,099,567)
FROM DISCONTINUED OPERATIONS	(35,524)
NET CASH USED FROM INVESTMENT ACTIVITIES	(3,135,091)
AVAIABLE CASH FLOW “FCD”	2,225,612

In line with the dividend policy, considering the above DCF and the level of leverage, the Company proposed the total payment of R$1,089.2 million in dividends for the 2023 financial year, of which R$958.0 million in the form of Interest on Equity (JCP) and R$131.2 million in the form of dividends. The Company has already paid R$456.9 million on November 30, 2023, and the remaining R$632.3 million will be paid by June 30, 2024, after deliberation at the Ordinary General Meeting – AGM on 22/04 /2024.

Copel Day 2023 – True Corporation

The Company held Investor Day at its headquarters in Curitiba-PR, on November 22, 2023, and was attended in person by more than 40 analysts, investors and interested parties and more than 400 spectators who watched the live broadcast. The event discussed, among other topics, PMSO planning + Contingency Provision, Investment in Reinforcement and Improvement in Transmission Lines and the Regulatory Remuneration Base. For more information, access the event broadcast and presentation available on our website.

Divestment in UEGA: signing of Share Purchase and Sale Agreement (CCVA)

On December 14, 2023, Copel and Copel GeT signed a CCVA contract for the 81.2% equity interest in TPP Araucária with Âmbar Energia S.A. The signing of the CCVA derives from the acceptance of the binding proposal received by the Company in the value of its participation corporate value (“Enterprise Value”) of R$320.7 million, on the base date of September 30, 2023, with the “Equity Value” being R$290.7 million, considering a net debt of R$30.0 million on the same base date. For more information, visit here.

On February 23, 2024, Petróleo Brasileiro S.A. – Petrobras adhered to the terms and conditions of the CCVA for the sale of 18.8% of its stake, representing the divestment of the entire plant.

Copel becomes part of the MSCI Brazil index

Since December 1, 2023, class B preferred shares (CPLE6) have been included in the Morgan Stanley Capital Index (MSCI) seal. As a result, the shares were heavily traded with index-based funds. MSCI indices are a global reference for institutional investors who use them as a reference to compose the investment portfolio of passive funds around the world. According to MSCI, currently around US$14.9 trillion in assets under investment fund management are managed globally using MSCI indices as a benchmark.

Copel receives the Deal of the Year Award from LatinFinance magazine

On January 25, 2024, the Company received the Subnational Deal of the Year award from LatinFinance magazine, in recognition of the process of transforming COPEL into a corporation with dispersed capital and without a controlling shareholder, which took place in 2023. This achievement reflects the commitment, efficiency and effectiveness of the entire Company in the set of actions for the successful execution of the Public Offering of Shares process.

For more information, visit here.

Closing of the Unit Program

On December 26, 2023, the program was discontinued upon approval at the 209th EGM of December 18, 2023 and resulted in the cancellation of the share deposit certificates (“Units”) (CPLE11) and the consequent delivery of the 5 (five) shares of issued by the Company underlying each Unit in 1 (one) common share (CPLE3) and 4 (four) class “B” preferred shares (CPLE6), preserving the same rights, advantages and restrictions of these shares for the holders of the Units.

For more information, click here.

RESULTS | 4Q23	25

TPP Figueira: SFT/ANEEL Order - No. 561/2024

On February 23, 2024, Aneel's Technical Inspection Superintendence (SFT), through Order No. 561/2024, authorized the suspension of the commercial operation of the generating unit – UG1 of TPP Figueira. Copel has also formalized with the granting authority the withdrawal of the request to extend the concession of the asset and is awaiting a response from the Ministry of Mines and Energy. The thermoelectric plant with 20 MW of installed power, powered by mineral coal, does not have current energy supply contracts. This claim is another stage in Copel's strategic plan to decarbonize its energy generation portfolio.

Copel remains in ISE B3

The Company will continue to be part of the B3 – Brasil, Bolsa, Balcão Corporate Sustainability Index (ISE) portfolio in 2024. The ISE portfolio evaluation process is organized into 5 dimensions (environment, corporate governance and senior management, human capital, social capital and business model and innovation), and a sixth dimension, referring to climate change, assessed using the CDP-Climate Change score (index produced by the international organization Carbon Disclosure Project, used to evaluate companies in in relation to issues relating to climate change). The ISE is a comparative analysis tool and reflects the return of a portfolio made up of shares from companies with the best performance in ESG (Environmental, Social and Governance) aspects, being a reference for the Company's strategy, providing longevity and sustainability to its businesses.

Copel advanced to A- CDP score

The Company achieved an A- rating from the CDP Disclosure Insight Action, formerly known as the Carbon Disclosure Project. The Company has responded to the CDP since 2010 and in recent years has maintained a B score, increasing its score in the Climate Change program in 2023 to A-. CDP is a global organization that manages the main environmental disclosure platform for strategic climate change management initiatives. With strategic guidelines adhering to ESG precepts, Copel's evolution reflects practices developed such as inventory history, approval of the carbon neutrality plan, investment in a more renewable company, carrying out risk analyzes and development of planning strategic and financial strategies that consider climate change and its articulation with interested parties.

Copel closes 2023 with delivery of 30 transmission and distribution works

During 2023, Copel carried out around 30 works including construction or expansion of substations, transmission and energy distribution lines in Paraná. The projects are part of the company's investment plan in recent years and total R$428 million in improvements. The majority, R$379 million, was invested by the company in 27 works that modernize and reinforce the energy distribution infrastructure. Another R$49 million was allocated to the modernization of three transmission grid projects.

Creation of the Regulatory Assistance Office

Aiming to align with the best market practices, have integrated policies with better control of results, optimize leadership functions and strengthen them for continuous value generation, the Company defined and the Board of Directors (“CAD”) approved the new organizational structure of Copel Holding with the creation of the Regulatory Assistance Office linked directly to the Presidency, contemplating an exclusive structure for even more strategic action in the regulatory sphere with a view to creating value for the Company. Since January 02, 2024, the new officer is engineer Fernando Antônio Gruppelli Junior. Graduated in Electrical Engineering from the Federal Technological University of Paraná (UTFPR), the new director has a master's degree in electrical engineering and industrial information technology from the same institution, an MBA in management from Fundação Dom Cabral, and an MBA in finance, controllership and compliance from Fundação Getúlio Vargas. A career employee since 1997, Director Fernando Gruppelli has worked in the areas of planning, underground networks, research and development, projects and works and management. He has held management positions since 2007 and for the last six years was superintendent of Asset Management and Distribution Finance.

New Officer of Copel Mercado Livre

On December 01, 2023, electrical engineer Kleberson Luiz da Silva is the new general director of Copel Mercado Livre. Working at the Company since 2010, Kleberson was in charge of several areas of energy commercialization in the company and, more recently, the superintendencies of energy commercialization at GeT. He was at Copel Mercado Livre in the Energy Market and Planning department. Graduated in Electrical Engineering with a Master's degree in Technology Development from Lactec, he is a member of the Board of Directors of Simepar and the Supervisory Board of the Electricity Trading Chamber-CCEE. He has been a career employee of Copel since 2010, working as an Electrical Engineer and holding management positions in various areas of commercialization and generation and transmission.

RESULTS | 4Q23	26

.Disclaimer

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Investor Relations

ri@copel.com

Phone: +55 (41) 3331-4011

RESULTS | 4Q23	27

RESULTS

4Q23

List of Exhibit

COPEL
Pura Energia

I CONSOLIDATED RESULTS

- INCOME STATEMENT
- BALANCE SHEET
- CASH FLOW
- EBITDA AND FINANCIAL RESULT
- EQUITY IN EARNINGS OF SUBSIDIARIES
- SHARE CAPITAL

II RESULT BY SUBSIDIARY

- COPEL GET INCOME STATEMENT
- COPEL DIS INCOME STATEMENT
- COPEL COM INCOME STATEMENT
- INCOME STATEMENT BY COMPANY QUARTER
- INCOME STATEMENT BY COMPANY ACCUMULATED
- ASSETS BY COMPANY
- LIABILITIES BY COMPANY

III ENERGY MARKET

- DIS AND TOTAL MARKET
- ENERGY FLOW
- ENERGY FLOW (2)
- TARIFFS
- ELECTRICITY PURCHASED AND CHARGES
- ENERGY BALANCE
- WIND POWER PRICES

IV OPERATIONAL DATA

- INDICATORS SUMMARY
- GENERATION
- GENERATION - INTEREST
- TRANSMISSION
- DISTRIBUTION

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT
Income Statement	4Q23	4Q22	Δ%	2023	2022	Δ%

OPERATING REVENUES	5,567,699	5,264,780	5.8	21,479,468	20,535,341	4.6
Electricity sales to final customers	2,192,491	1,763,100	24.4	7,946,168	7,510,037	5.8
Electricity sales to distributors	864,078	981,497	(12.0)	3,602,787	3,814,409	(5.5)
Use of the main distribution and transmission grid	1,654,202	1,296,436	27.6	6,002,192	4,828,841	24.3
Construction revenue	587,661	572,340	2.7	2,333,788	2,164,134	7.8
Fair value of assets from the indemnity for the concession	20,269	34,124	(40.6)	62,167	79,169	(21.5)
Result of Sectorial financial assets and liabilities	91,494	467,880	(80.4)	971,203	1,676,936	(42.1)
Other operating revenues	157,504	149,403	5.4	561,163	461,815	21.5
OPERATING COSTS AND EXPENSES	(4,445,090)	(4,765,496)	(6.7)	(18,092,563)	(18,065,146)	0.2
Electricity purchased for resale	(2,022,064)	(2,072,787)	(2.4)	(7,716,190)	(8,096,910)	(4.7)
Charge of the main distribution and transmission grid	(778,220)	(629,269)	23.7	(2,896,710)	(2,487,997)	16.4
Personnel and management	(316,642)	(249,726)	26.8	(1,878,332)	(977,904)	92.1
Pension and healthcare plans	(65,950)	(64,485)	2.3	(260,159)	(260,197)	(0.0)
Materials and supplies	(37,917)	(26,358)	43.9	(102,667)	(90,541)	13.4
Materials and supplies for power eletricity	-	(9,349)	-	(17,654)	(9,349)	88.8
Third-party services	(267,960)	(209,625)	27.8	(996,312)	(754,551)	32.0
Depreciation and amortization	(354,807)	(318,215)	11.5	(1,382,040)	(1,233,097)	12.1
Provisions and reversals	112,537	(490,967)	(122.9)	(92,235)	(717,531)	(87.1)
Construction cost	(585,226)	(563,881)	3.8	(2,319,720)	(2,137,188)	8.5
Renegotiation of Hydrological Risk - GSF - HPP Mauá	(26,405)	-	-	-	-	-
Other cost and expenses	(102,435)	(130,834)	(21.7)	(430,544)	(489,318)	(12.0)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	-	-	(810,563)	-
EQUITY IN EARNINGS OF SUBSIDIARIES	63,134	148,462	(57.5)	307,809	478,577	(35.7)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,185,742	647,746	83.1	3,694,714	2,948,772	25.3
FINANCIAL RESULTS	(305,701)	(279,746)	9.3	(1,204,990)	(2,005,884)	(39.9)
Financial income	272,666	232,808	17.1	1,069,116	956,413	11.8
Financial expenses	(578,367)	(512,554)	12.8	(2,274,106)	(1,950,927)	16.6
Update of provision for allocation of Pis and Cofins credits	-	-	-	-	(1,011,370)	-
OPERATIONAL EXPENSES/ INCOME	880,041	368,000	139.1	2,489,724	942,888	164.1
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(261,000)	366,766	(171.2)	(354,057)	281,099	-
Income tax and social contribution on profit	(73,702)	179,562	(141.0)	(371,104)	(368,035)	0.8
Deferred income tax and social contribution on profit	(187,298)	187,204	(200.1)	17,047	649,134	(97.4)
NET INCOME continuing operations	619,041	734,766	(15.7)	2,135,667	1,223,987	74.5
NET INCOME discontinued operations	323,767	(111,256)	-	191,501	(74,666)	-
NET INCOME	942,808	623,510	51.2	2,327,168	1,149,321	102.5
Attributed to the controlling company's shareholders - continuing operations	637,261	733,224	(13.1)	2,158,077	1,237,819	74.3
Attributed to the controlling company's shareholders - discontinued operations	241,762	(111,947)	-	100,733	(125,812)	-
Attributed to non-controlling shareholders- continuing operations	(5,241)	3,809	-	873	(207)	-
Attributed to non-controlling shareholders- discontinued operations	69,027	(1,576)	-	67,485	37,521	79.9
EBITDA continued operations	1,540,549	965,961	59.5	5,076,754	4,181,869	21.4

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET

R$'000				R$'000
Assets	Dec-23	Dec-22	Δ%	Liabilities	Dec-23	Dec-22	Δ%
CURRENT	13,715,730	9,327,249	47.1	CURRENT	9,309,433	7,156,597	30.1
Cash and cash equivalents	5,634,623	2,678,457	110.4	Payroll, social charges and accruals	927,538	252,789	266.9
Bonds and securities	4,763	93	-	Suppliers	2,154,430	2,090,022	3.1
Collaterals and escrow accounts	9	157	(94.3)	Income tax and social contribution payable	132,979	156,191	(14.9)
Customers	3,761,170	3,342,050	12.5	Other taxes due	346,083	303,606	14.0
Dividends receivable	95,569	138,330	(30.9)	Loans and financing	675,980	278,838	142.4
Sectorial financial assets	15,473	190,699	(91.9)	Debentures	1,225,649	1,346,347	(9.0)
Account receivable related to concession	9,354	8,603	8.7	Minimum compulsory dividend payable	464,147	482,325	(3.8)
Contract Assets	284,616	220,660	29.0	Post employment benefits	85,833	73,814	16.3
Other current receivables	949,732	897,380	5.8	Customer charges due	61,466	46,488	32.2
Inventories	174,726	194,850	(10.3)	Research and development and energy efficiency	320,196	370,244	(13.5)
Income tax and social contribution	315,218	355,065	(11.2)	Accounts Payable related to concession	101,976	105,003	(2.9)
Other current recoverable taxes	943,343	1,239,694	(23.9)	Net sectorial financial liabilities	476,103	433,914	9.7
Prepaid expenses	62,869	60,076	4.6	Lease liability	49,742	64,870	(23.3)
Related parties	1,336	1,135	17.7	Other accounts payable	859,456	601,619	42.9
Assets held for sale	1,462,929	-	-	PIS and COFINS to be refunded to costumers	558,591	550,527	1.5
NON-CURRENT	42,103,344	40,376,451	4.3	Provisions for litigation	336,000	-	-
Long Term Assets	16,343,437	16,442,145	(0.6)	Liabilities associated with assets held for sale	533,264	-	-
Bonds and securities	490,732	430,963	13.9	NON-CURRENT	22,317,974	21,415,878	4.2
Other temporary investments	31,728	25,619	23.8	Suppliers	131,143	125,448	4.5
Customers	105,259	109,819	(4.2)	Deferred income tax and social contribution	1,686,793	1,517,682	11.1
Judicial deposits	634,712	632,458	0.4	Other taxes due	612,093	633,491	(3.4)
Sectoral financial assets	15,473	190,699	(91.9)	Loans and financing	4,667,237	4,371,525	6.8
Account receivable related to concession	2,809,901	2,269,690	23.8	Debentures	8,393,457	6,457,508	30.0
Contract Assets	7,320,445	7,452,019	(1.8)	Post employment benefits	1,398,410	996,223	40.4
Other non-current receivables	853,340	931,452	(8.4)	Research and development and energy efficiency	233,478	244,514	(4.5)
Income tax and social contribution	68,003	127,824	(46.8)	Accounts Payable related to concession	791,879	832,539	(4.9)
Deferred income tax and social contribution	1,757,688	1,644,299	6.9	Net sectorial financial liabilities	27,888	49,341	(43.5)
Other non-current recoverable taxes	2,256,156	2,627,293	(14.1)	Lease liability	220,700	208,886	5.7
Prepaid expenses	-	10	(100.0)	Other accounts payable	579,070	645,234	(10.3)
Investments	3,511,797	3,325,731	5.6	PIS and COFINS to be refunded to costumers	173,135	1,444,631	(88.0)
Property, plant and equipment, net	10,825,421	10,069,468	7.5	Provision for allocation of Pis and Cofins credits	1,909,775	1,851,257	3.2
Intangible assets	11,170,089	10,277,727	8.7	Provisions for litigation	1,492,916	2,037,599	(26.7)
Right to use an asset	252,600	261,380	(3.4)	EQUITY	24,191,667	21,131,225	14.5
TOTAL	55,819,074	49,703,700	12.3	Attributed to controlling shareholders	23,886,153	20,817,364	14.7
				Share capital	12,821,758	10,800,000	18.7
				Equity valuation adjustments	307,050	593,382	(48.3)
				Legal reserves	1,625,628	1,512,687	7.5
				Retained earnings	9,000,506	7,911,295	13.8
				Proposed additional dividend	131,211	-	-
				Accrued earnings	-	-	-
				Attributable to non-controlling interest	305,514	313,861	(2.7)
				TOTAL	55,819,074	49,703,700	12.3

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW
		R$'000
	12/31/23	12/31/22
CASH FLOWS FROM OPERATIONAL ACTIVITIES

Net income from continuing operations	2,135,667	1,223,987

Adjustments to reconcile net income for the period with cash generation from operating activities:	4,775,315	3,210,369
Unrealized monetary and exchange variation and debt charges - net	1,951,552	1,298,681
Interest - bonus from the grant of concession agreements under the quota system	(114,370)	(118,439)
Remuneration of transmission concession contracts	(730,094)	(769,248)
Provision for allocation of PIS and Cofins credits	-	1,821,933
Income tax and social contribution	371,104	368,035
Deferred income tax and social contribution	(17,047)	(649,134)
Equity in earnings of investees	(307,809)	(478,577)
Appropriation of post-employment benefits obligations	267,741	266,273
Creation for research and development and energy efficiency programs	165,459	155,705
Recognition of fair value of assets from the indemnity for the concession	(62,167)	(79,169)
Sectorial financial assets and liabilities result	(1,070,196)	(1,847,863)
Depreciation and amortization	1,382,040	1,233,097
Provision from the voluntary dismissal program	610,057	-
Net operating estimated losses, provisions and reversals	92,235	717,531
Resultado da repactuação do risco hidrológico - GSF	-	-
Realization of added value in business combinations	(722)	(721)
Fair value in energy purchase and sale operations	(5,046)	(32,748)
Derivatives fair value	-	2,907
Loss on disposal of accounts receivable related to concession	270	26,533
Loss on disposal of contract assets	16,728	8,829
Loss on disposal of property, plant and equipment	10,458	7,850
Loss on disposal of intangible assets	78,728	55,053
Result of write-offs of use rights of assets and liabilities of leases - net	726	(146)

Decrease (increase) in assets	98,706	2,335,113
Trade accounts receivable	188,437	1,482,232
Dividends and interest on own capital received	174,826	67,732
Judicial deposits	33,298	1,521
Sectorial financial assets	36,964	966,466
Other receivables	(11,555)	69,208
Inventories	18,741	7,326
Income tax and social contribution recoverable	(201,003)	(488,495)
Other taxes recoverable	(138,520)	236,843
Prepaid expenses	(2,281)	(6,585)
Related parties	(201)	(1,135)

Increase (decrease) in liabilities	486,682	(449,170)
Payroll, social charges and accruals	297,343	(191,643)
Suppliers	19,506	(347,157)
Other taxes	974,083	884,140
Post-employment benefits	(224,809)	(200,697)
Sectorial charges due	14,978	(151,898)
Research and development and energy efficiency	(255,295)	(202,073)
Payable related to the concession	(115,736)	(106,370)
Other accounts payable	149,450	106,269
Provisions for legal claims	(372,838)	(239,741)

CASH GENERATED BY OPERATING ACTIVITIES	5,360,703	5,096,312

Income tax and social contribution paid	(294,676)	(124,381)
Loans and financing - interest due and paid	(521,134)	(337,455)
Debentures - interest due and paid	(1,127,607)	(890,123)
Charges for lease liabilities paid	(24,284)	(19,531)

NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	3,393,002	3,724,822
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	125,474	177,827
NET CASH GENERATED FROM OPERATING ACTIVITIES	3,518,476	3,902,649

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	(44,061)	44,190
Additions to contract assets	(1,973,215)	(1,909,603)
Acquisitions of subsidiaries - effect on cash	(911,450)	(18,031)
Disposal of investments	58,132	-
Additions in investments	(10,780)	(4,829)
Capital reduction of investees	-	61,536
Additions to property, plant and equipment	(204,805)	(381,938)
Additions to intangible assets	(13,388)	(8,319)

NET CASH USED BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	(3,099,567)	(2,216,994)
NET CASH USED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	(35,524)	(558,002)
NET CASH USED FROM INVESTING ACTIVITIES	(3,135,091)	(2,774,996)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	45,325	1,891,954
Transaction costs in the issuing of loans and financing	(6,886)	(19,781)
Issue of debentures	2,900,000	1,500,000
Transaction costs in the issuing of debentures	(60,677)	(14,445)
Payments of principal - loans and financing	(260,971)	(1,000,319)
Payments of principal - debentures	(1,193,910)	(2,051,481)
Amortization of principal of lease liabilities	(69,293)	(57,212)
Capital increase	2,031,619	-
Transaction costs in the capital increase	(14,941)	-
Dividends and interest on own capital paid	(750,371)	(2,167,769)

NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	2,619,895	(1,919,053)
NET CASH GENERATED (USED) BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	76,677	(2,988)
NET CASH GENERATED (USED) FROM FINANCING ACTIVITIES	2,696,572	(1,922,041)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	3,079,957	(794,388)

Cash and cash equivalents at the beginning of the period	2,678,457	3,472,845
Cash and cash equivalents at the end of the period	5,634,623	2,552,407
Change in cash and cash equivalents from discontinued operations	123,971	126,050

CHANGE IN CASH AND CASH EQUIVALENTS	3,079,957	(794,388)

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND FINANCIAL RESULT
						R$'000
	4Q23	4Q22	Δ%	2023	2022	Δ%
EBITDA FROM CONTINUING OPERATIONS	1,540.5	966.0	59.5	5,076.8	4,181.9	21.4
(-/+) Fair value in the purchase and sale of energy	(11.4)	(36.9)	(69.1)	(5.0)	(32.7)	(84.6)
(-/+) Impairment	(123.7)	(34.8)	255.8	(177.7)	7.4
(-/+) Tariff flag account on MMGD	-	-		-	(43.4)
(-/+) Reflection of the PIS/Cofins forecast	-	-		-	(58.1)
(-/+) Indemnity of adittional third of vacation bonus	-	-		138.2	-
(-/+) Provision for allocation of PIS/Cofins credits	-	-		-	810.6
(-/+) Provision/Reversal for indemnification for PDV	-	-		610.1	(7.9)
(-/+) Hydrological Risk Renegotiation (GSF) - HPP Mauá	26.4	-		-	-
(-/+) Provision for litigation	51.1	452.7	(88.7)	51.1	452.7	(88.7)
(-/+) Adherence to REFIS/PR	-	-		-	33.3
Adjusted EBITDA FROM CONTINUING OPERATIONS	1,483.0	1,347.0	10.1	5,693.4	5,343.8	6.5
(-) Ebitda from discontinued Op. Compagas and UEGA	10.6	80.6	(86.8)	137.0	179.8	(24)
Adjusted EBITDA INCLUDED DISCONTINUED OPERATIONS	1,493.6	1,427.6	4.6	5,830.3	5,523.6	5.6
(-/+) Equity in earnings of subsidiaries	(63.1)	(148.5)	(57.5)	(307.8)	(478.6)	(36)
Adjusted EBITDA INCLUDED DISCONTINUED OP without earnings of subsidiaries	1,430.5	1,279.2	11.8	5,522.5	5,045.0	9.5

						R$'000
	4Q23	4Q22	Δ%	2023	2022	Δ%
Financial Revenues	272,666	232,808	17.1	1,069,116	956,413	11.8
Income from investments held for trading	173,232	108,872	59.1	540,672	406,270	33.1
Late fees on electricity bills	44,007	47,301	(7.0)	200,341	265,818	(24.6)
Monetary restatement and adjustment to present value of accounts payable related to concession	-	(157)	-	69,059	2,720	-
Income from sectorial assets and liabilities	7,040	48,769	(85.6)	62,795	146,753	(57.2)
Exchange variation About Purchase Itaipu Electric Power	3,047	2,572	18.5	17,073	43,946	(61.2)
Interest on taxes to be compensated	38,964	14,026	177.8	89,938	63,810	40.9
Income and monetary restatement of judicial deposits	13,700	11,218	22.1	55,092	42,846	28.6
Other financial revenues	4,325	10,122	(57.3)	75,660	25,748	193.8
(-) Pis/Pasep and Cofins on revenues	(11,649)	(9,915)	17.5	(41,514)	(41,498)	0.0
Financial Expenses	578,367	512,554	12.8	2,274,106	1,950,927	16.6
Monetary variation, foreign exchange and debt service charges	408,512	372,461	9.7	1,763,555	1,479,057	19.2
Monetary variation and adjustment to present value of accounts payable related to concession	38,990	13,936	179.8	140,214	142,673	(1.7)
Exchange variation About Purchase Itaipu Electric Power	2,820	1,160	143.1	10,605	27,584	(61.6)
Pis/ Pasep and Cofins taxes over interest on equity	30,497	83,532	(63.5)	101,251	107,720	(6.0)
Income from sectorial assets and liabilities	768	1,529	(49.8)	4,542	11,208	(59.5)
Derivatives fair value - forward contract	-	(2,907)	-	-	-	-
Interest on R&D and PEE	5,854	10,231	(42.8)	26,009	33,810	(23.1)
Interest on tax installments	8,563	10,753	(20.4)	39,569	38,111	3.8
Interest on lease liabilities	7,033	5,283	33.1	24,292	19,441	25.0
Monetary variation of litigation	74,147	3,340	-	150,140	33,981	-
Other financial expenses	1,183	13,236	(91.1)	13,929	57,342	(75.7)
(-) Update of provision for allocation of PIS and Cofins credits	-	-	-	-	1,011,370	-
Financial income (expenses)	(305,701)	(279,746)	9.3	(1,204,990)	(2,005,884)	(39.9)

Exhibit I - CONSOLIDATED RESULTS > EQUITY IN EARNINGS OF SUBSIDIARIES AND INDICATORS
								R$'000
Variation in Equity in earnings of subsidiaries			4Q23	4Q22	Δ%	2023	2022	Δ%
Joint Ventures			57,819	142,219	(59.3)	285,808	452,562	(36.8)
Voltalia São Miguel do Gostoso I Participações S.A.			2,112	1,940	8.9	1,508	2,157	(30.1)
Caiuá Transmissora de Energia S.A.			2,854	6,568	(56.5)	12,263	23,806	(48.5)
Integração Maranhense Transmissora de Energia S.A.			4,873	4,942	(1.4)	24,218	32,824	(26.2)
Matrinchã Transmissora de Energia (TP NORTE) S.A.			12,728	42,756	(70.2)	77,493	162,298	(52.3)
Guaraciaba Transmissora de Energia (TP SUL) S.A.			4,933	30,551	(83.9)	30,871	82,251	(62.5)
Paranaíba Transmissora de Energia S.A.			6,617	26,565	(75.1)	36,269	47,623	(23.8)
Mata de Santa Genebra Transmissão S.A.			12,861	15,495	(17.0)	58,262	56,140	3.8
Cantareira Transmissora de Energia S.A.			10,799	13,494	(20.0)	44,563	45,293	(1.6)
Solar Paraná			42	(92)	-	361	170	112.4
Associates			5,315	6,243	(14.9)	22,001	26,015	(15.4)
Dona Francisca Energética S.A.			1,162	734	58.3	5,353	5,648	(5.2)
Foz do Chopim Energética Ltda.			4,155	5,510	(24.6)	16,651	20,370	(18.3)
Others ¹			(2)	(1)	-	(3)	(3)	-
TOTAL			63,134	148,462	(57.5)	307,809	478,577	(35.7)
[1] Includes Carbocampel S.A.

								R$'000
Main Indicators -Associates Dec-23					Dona Francisca		Foz do Chopim
Total assets						170,927		47,069
Shareholder’s equity¹						133,787		45,047
Net operating revenue						66,166		60,593
Net Income						23,243		46,547
Participation in the enterprise - %						23.0		35.8
Investment book value						30,812		16,113
								R$'000
Main Indicators -Joint ventures Dec-23	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	239,779	335,003	585,668	2,984,765	1,611,484	2,047,430	3,768,174	1,799,642
Shareholder’s equity¹	239,762	271,578	432,775	2,030,613	1,004,252	1,191,925	1,470,430	955,738
Net operating revenue	-	36,562	63,370	313,948	165,557	282,153	393,463	177,852
Net Income	3,075	25,025	49,420	158,149	63,003	148,036	116,292	90,945
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	117,484	133,074	212,060	994,999	492,083	292,022	736,685	468,311
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

Exhibit I - CONSOLIDATED RESULTS > SHARE CAPITAL
Share Capital - As of December, 31,2023 *
									Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	Special **	TOTAL	%
State of Paraná	358,563	27.6%	-	-	116,081	6.9%	<1	474,644	15.9%
BNDESPAR	131,161	10.1%	-	-	524,646	31.2%	-	655,807	22.0%
Free Floating	807,456	62.1%	686	21.9%	1,037,615	61.8%	-	1,845,757	61.9%
B3	782,255	60.2%	686	21.9%	935,818	55.7%	-	1,718,759	57.6%
NYSE	24,993	1.9%	-	-	99,992	6.0%	-	124,985	4.2%
LATIBEX	208	0.0%	-	-	1,805	0.1%	-	2,013	0.1%
Other	3,167	0.2%	2,442	78.1%	993	0.1%	-	6,602	0.2%
TOTAL	1,300,347	100%	3,128	100%	1,679,335	100%	<1	2,982,810	100%
* The 209th Extraordinary General Assembly approved the undoing of the UNITS Program, ending in December/23.
** State of Paraná has a special class preferred share with veto power as established in the Statute.

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)
						R$'000
Income Statement	4Q23	4Q22	Δ%	2023	2022	Δ%
OPERATING REVENUES	1,215,688	1,233,631	(1.5)	5,117,723	4,941,152	3.6
Electricity sales to final customers	-	-	-	-	103	-
Electricity sales to distributors	967,208	964,636	0.3	4,022,079	3,784,322	6.3
Use of the main transmission grid	222,697	238,580	(6.7)	966,844	991,174	(2.5)
Construction revenue	19,080	17,773	7.4	99,248	116,112	(14.5)
Other operating revenues	6,703	12,642	(47.0)	29,552	49,441	(40.2)
OPERATING COSTS AND EXPENSES	(493,088)	(659,147)	(25.2)	(2,771,944)	(2,626,709)	5.5
Electricity purchased for resale	(45,326)	(93,582)	(51.6)	(216,565)	(377,716)	(42.7)
Charges of main distribution and transmission grid	(147,082)	(141,459)	4.0	(589,428)	(533,591)	10.5
Personnel and management	(102,810)	(81,054)	26.8	(604,808)	(319,740)	89.2
Pension and healthcare plans	(20,605)	(19,732)	4.4	(81,704)	(79,056)	3.3
Materials and supplies	(11,454)	(4,719)	142.7	(26,246)	(17,640)	48.8
Materials and supplies for power eletricity	-	(6,398)	-	(17,654)	(9,349)	88.8
Third-party services	(68,661)	(56,126)	22.3	(269,711)	(207,486)	30.0
Depreciation and amortization	(209,179)	(189,560)	10.3	(820,188)	(743,375)	10.3
Provisions and reversals	214,454	29,335	-	159,214	11,461	-
Construction cost	(16,646)	(9,314)	78.7	(85,181)	(89,166)	(4.5)
Renegotiation of Hydrological Risk - GSF - HPP Mauá	(26,405)	-	-	-	-	-
Other cost and expenses	(59,374)	(86,538)	(0.3)	(219,673)	(261,051)	(0.2)
EQUITY IN EARNINGS OF SUBSIDIARIES	59,820	145,882	(59.0)	300,589	470,606	(36.1)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	782,420	720,366	8.6	2,646,368	2,785,049	(5.0)
FINANCIAL RESULTS	(163,680)	(160,462)	2.0	(747,409)	(636,045)	17.5
Financial income	78,511	71,561	9.7	334,020	257,977	29.5
Financial expenses	(242,191)	(232,023)	4.4	(1,081,429)	(894,022)	21.0
OPERATIONAL EXPENSES/ INCOME	618,740	559,904	10.5	1,898,959	2,149,004	(11.6)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(101,978)	121,019		(264,614)	(295,404)	(10.4)
Income tax and social contribution on profit	(58,592)	109,503		(247,136)	(212,852)	16.1
Deferred income tax and social contribution on profit	(43,386)	11,516		(17,478)	(82,552)	(78.8)
NET INCOME continuing operations	516,762	680,923	(24.1)	1,634,345	1,853,600	(11.8)
NET INCOME discontinued operations	282,281	(179,713)		66,176	(254,141)
NET INCOME	799,043	501,210	59.4	1,700,521	1,599,459	6.3
Attributed to shareholders of the parent company - continuing operations	523,341	680,186	(23.1)	1,651,036	1,866,955	(11.6)
Attributed to the controlling company's shareholders - discontinued operations	167,900	(108,992)		30,134	(162,903)
Attributed to non-controlling shareholders	107,802	(69,984)		19,351	(104,593)
EBITDA continuing operations	991,599	909,926	9.0	3,165,967	3,057,818	3.5

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
						R$'000
Income Statement	4Q23	4Q22	Δ%	2023	2022	Δ%
OPERATING REVENUES	4,016,174	3,587,443	12.0	15,085,707	13,903,300	8.5
Electricity sales to final customers	1,613,874	1,208,415	33.6	5,663,429	5,236,339	8.2
Electricity sales to distributors	24,369	63,535	(61.6)	164,825	266,991	(38.3)
Use of the main distribution grid	1,550,506	1,155,062	34.2	5,468,715	4,221,011	29.6
Construction revenue	568,580	554,567	2.5	2,234,539	2,048,022	9.1
Fair value of assets from the indemnity for the concession	20,269	34,124	(40.6)	62,167	79,169	(21.5)
Sectorial assets and liabilities result	91,494	467,880	(80.4)	971,203	1,676,936	(42.1)
Other operating revenues	147,082	103,860	41.6	520,829	374,832	38.9
OPERATING COSTS AND EXPENSES	(3,552,826)	(3,265,136)	8.8	(13,983,117)	(13,418,798)	4.2
Electricity purchased for resale	(1,585,200)	(1,546,763)	2.5	(6,074,752)	(5,980,124)	1.6
Charges of main transmission grid	(743,458)	(579,074)	28.4	(2,715,273)	(2,313,203)	17.4
Personnel and management	(191,156)	(153,742)	24.3	(1,174,906)	(599,121)	96.1
Pension and healthcare plans	(42,400)	(42,215)	0.4	(167,533)	(169,493)	(1.2)
Materials and supplies	(25,544)	(21,243)	20.2	(74,501)	(71,302)	4.5
Third-party services	(176,368)	(143,126)	23.2	(643,999)	(505,407)	27.4
Depreciation and amortization	(135,744)	(119,638)	13.5	(521,301)	(454,307)	14.7
Provisions and reversals	(54,646)	(70,190)	(22.1)	(201,083)	(281,895)	(28.7)
Construction cost	(568,580)	(554,567)	2.5	(2,234,539)	(2,048,022)	9.1
Other cost and expenses	(29,730)	(34,577)	(14.0)	(175,230)	(185,361)	(5.5)
Provision for allocation of PIS and Cofins	-	-	-	-	(810,563)	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	463,348	322,306	43.8	1,102,590	484,502	127.6
FINANCIAL RESULTS	(144,134)	(62,536)	130.5	(475,102)	(1,169,741)	(59.4)
Financial income	115,304	138,255	(16.6)	479,944	593,726	(19.2)
Financial expenses	(259,438)	(200,791)	29.2	(955,046)	(752,097)	27.0
Update of provision for allocation of PIS and Cofins credits	-	-	-	-	(1,011,370)	-
OPERATIONAL EXPENSES/ INCOME	319,214	259,770	22.9	627,488	(685,239)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(55,924)	64,497	-	(58,368)	455,465	-
Income tax and social contribution on profit	(12,255)	42,283	-	(87,394)	(130,102)	(32.8)
Deferred income tax and social contribution on profit	(43,669)	22,214	-	29,026	585,567	(95.0)
NET INCOME (LOSS)	263,290	324,267	(18.8)	569,120	(229,774)	-
EBITDA	599,092	441,945	35.6	1,623,891	938,809	73.0

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)
						R$'000
Income Statement	4Q23	4Q22	Δ%	2023	2022	Δ%
OPERATING REVENUES	1,037,173	1,279,343	(18.9)	4,056,904	4,938,368	(17.8)
Electricity sales to final customers	579,008	555,071	4.3	2,284,271	2,275,872	0.4
Electricity sales to distributors	454,267	688,188	(34.0)	1,761,200	2,620,535	(32.8)
Other operating revenues	3,898	36,084	(89.2)	11,433	41,961	(72.8)
OPERATING COSTS AND EXPENSES	(1,016,478)	(1,217,361)	(16.5)	(3,948,287)	(4,814,710)	(18.0)
Electricity purchased for resale	(1,007,473)	(1,211,291)	(16.8)	(3,908,484)	(4,790,427)	(18.4)
Personnel and management	(3,670)	(3,471)	5.7	(21,133)	(12,712)	66.2
Pension and healthcare plans	(454)	(458)	(1.0)	(1,877)	(1,787)	5.0
Materials and supplies	(17)	(17)	(0.1)	(77)	(53)	45.3
Third-party services	(503)	(479)	5.0	(3,389)	(2,665)	27.2
Depreciation and amortization	(439)	(99)	346.0	(2,003)	(353)	467.4
Provisions and reversals	(672)	(220)	204.8	(3,927)	(1,724)	127.8
Other cost and expenses	(3,251)	(1,326)	145.1	(7,396)	(4,989)	48.2
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	20,696	61,981	(66.6)	108,618	123,658	(12.2)
FINANCIAL RESULTS	10,127	9,120	11.0	37,861	32,376	16.9
Financial income	10,579	9,175	15.3	38,577	32,667	18.1
Financial expenses	(453)	(55)	723.6	(717)	(291)	146.4
OPERATIONAL EXPENSES/ INCOME	30,822	71,101	(56.7)	146,479	156,034	(6.1)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(6,148)	(21,229)	(71.0)	(40,928)	(47,659)	(14.1)
Income tax and social contribution on profit	(2,569)	(6,214)	(58.7)	(30,418)	(25,081)	21.3
Deferred income tax and social contribution on profit	(3,579)	(15,015)	(76.2)	(10,510)	(22,578)	(53.5)
NET INCOME (LOSS)	24,675	49,872	(50.5)	105,550	108,375	(2.6)
EBITDA	21,135	62,080	(66.0)	110,620	124,011	(10.8)

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY
R$'000
Income Statement 4Q23	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	630,506	230,996	4,016,174	212,824	34,465	-	-	172,135	172,465	6,804	19,547	1,037,173	-	(965,391)	5,567,698
Electricity sales to final customers	6	(6)	1,613,874	-	-	-	-	-	-	-	-	579,008	-	(391)	2,192,491
Electricity sales to distributors	615,810	-	24,369	-	34,377	-	-	172,135	172,459	6,804	-	454,267	-	(616,143)	864,078
Use of the main distribution and transmission grid (TUSD/ TUST)	-	205,764	1,550,506	-	-	-	-	-	-	-	19,503	-	-	(121,571)	1,654,202
Construction revenue	-	19,043	568,580	6,822	-	-	-	-	-	-	37	-	-	(6,822)	587,660
Fair value of assets from the indemnity for the concession	-	-	20,269	-	-	-	-	-	-	-	-	-	-	-	20,269
Distribution of piped gas	-	-	-	206,002	-	-	-	-	-	-	-	-	-	(206,002)	-
Sectoral assets and liabilities result	-	-	91,494	-	-	-	-	-	-	-	-	-	-	-	91,494
Other operating revenues	14,690	6,195	147,082	-	88	-	-	-	6	-	7	3,898	-	(14,462)	157,504
OPERATING COSTS AND EXPENSES	(178,298)	(71,020)	(3,552,826)	(184,753)	(23,776)	221,574	(1,779)	(141,265)	(96,852)	(9,211)	(2,595)	(1,016,478)	(105,281)	717,468	(4,445,091)
Energy purchased for resale	(26,952)	(14,741)	(1,585,200)	-	(25)	(3,282)	-	(3,633)	-	-	-	(1,007,473)	-	619,242	(2,022,064)
Charges of the main distribution and transmission grid	(92,034)	-	(743,458)	-	(6,236)	(8,962)	-	(16,861)	(40,211)	(347)	-	-	-	129,887	(778,222)
Personnel and management	(54,172)	(41,749)	(191,156)	(10,421)	(1,176)	(1,770)	(47)	(5,555)	(773)	(305)	(256)	(3,670)	(17,783)	12,191	(316,642)
Private pension and health plans	(11,458)	(8,347)	(42,400)	(1,716)	(56)	(214)	(8)	(652)	(92)	(25)	(31)	(454)	(2,428)	1,930	(65,950)
Materials and supplies	(2,518)	(1,331)	(25,544)	(503)	(58)	(8)	(212)	(3,614)	(572)	(3,324)	(93)	(17)	(636)	514	(37,916)
Materials and supplies for power eletricity	-	-	-	-	-	(428)	-	-	-	-	-	-	-	428	-
Natural gas and supplies for gas business	-	-	-	(145,206)	-	-	-	-	-	-	-	-	-	145,206	-
Third-party services	(27,216)	(13,199)	(176,368)	(3,764)	(3,913)	(5,010)	(1,212)	(30,613)	(4,718)	(2,253)	(1,760)	(503)	(18,326)	20,894	(267,960)
Depreciation and amortization	(94,000)	(4,182)	(135,744)	(10,781)	(8,467)	(5,156)	(211)	(68,883)	(32,037)	(2,718)	(10)	(439)	(767)	8,588	(354,808)
Provisions and reversals	185,768	24,771	(54,646)	(1,150)	-	248,283	-	3,933	(48)	(1)	(82)	(672)	(58,999)	(234,620)	112,537
Construction cost	-	(16,609)	(568,580)	(6,822)	-	-	-	-	-	-	(37)	-	-	6,822	(585,226)
Renegotiation of Hydrological Risk - GSF - HPP Mauá	(26,405)	-	-	-	-	-	-	-	-	-	-	-	-	-	(26,405)
Other operating costs and expenses	(29,311)	4,367	(29,730)	(4,390)	(3,845)	(1,879)	(89)	(15,387)	(18,401)	(238)	(326)	(3,251)	(6,342)	6,386	(102,435)
EQUITY IN EARNINGS OF SUBSIDIARIES	45,912	72,987	-	-	-	-	-	15,070	-	-	-	-	812,988	(883,823)	63,134
EARNINGS BEFORE INCOME TAXES	498,120	232,963	463,348	28,071	10,689	221,574	(1,779)	45,940	75,613	(2,407)	16,952	20,696	707,707	(1,131,746)	1,185,740
FINANCIAL RESULTS	(94,652)	(53,124)	(144,134)	(2,586)	(33,348)	(1,442)	(23)	(24,249)	8,865	869	1,642	10,127	31,683	(5,328)	(305,701)
Financial income	25,590	12,903	115,304	11,687	4,647	602	138	30,901	9,039	876	2,233	10,579	69,812	(21,645)	272,666
Financial expenses	(120,242)	(66,027)	(259,438)	(14,273)	(37,995)	(2,044)	(161)	(55,150)	(174)	(7)	(591)	(453)	(38,129)	16,317	(578,367)
OPERATIONAL EXPENSES / INCOME	403,468	179,839	319,214	25,485	(22,659)	220,132	(1,802)	21,691	84,478	(1,538)	18,594	30,822	739,390	(1,137,074)	880,039
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(45,171)	(14,794)	(55,923)	2,489	5,186	50,409	-	(16,367)	(26,152)	(510)	(1,388)	(6,148)	(102,129)	(50,499)	(260,998)
NET INCOME continuing operations	358,297	165,045	263,291	27,974	(17,473)	270,541	(1,802)	5,324	58,326	(2,048)	17,206	24,675	637,261	(1,187,573)	619,041
NET INCOME discontinued operations	167,900	-	-	-	-	-	-	-	-	-	-	-	241,762	(85,895)	323,767
NET INCOME	526,197	165,045	263,291	27,974	(17,473)	270,541	(1,802)	5,324	58,326	(2,048)	17,206	24,675	879,023	(1,273,468)	942,808
Attributed to shareholders of the parent company - continuing operations	358,298	165,045	263,291	-	(12,231)	-	(1,802)	5,324	58,326	(2,048)	17,206	24,675	805,160	(1,043,981)	637,260
Attributed to the controlling company's shareholders - discontinued operations	167,899	-	-	14,267	-	219,679	-	-	-	-	-	-	73,863	(233,942)	241,762
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(5,241)	-	-	-	-	-	-	-	-	-	(5,241)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	13,707	-	50,862	-	-	-	-	-	-	-	4,455	69,027
EBITDA continuing operations	592,120	237,145	599,092	38,852	19,156	226,730	(1,568)	114,823	107,650	311	16,962	21,135	708,474	(1,140,334)	1,540,548

R$'000
Income Statement 4Q22	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	639,697	247,032	3,587,443	361,872	44,254	33	-	152,943	185,827	7,722	16,567	1,279,343	-	(1,257,953)	5,264,780
Electricity sales to final customers	-	-	1,208,415	-	-	-	-	-	-	-	-	555,071	-	(386)	1,763,100
Electricity sales to distributors	619,824	-	63,535	-	44,019	33	-	151,267	185,823	7,722	-	688,188	-	(778,914)	981,497
Use of the main distribution and transmission grid (TUSD/ TUST)	-	224,262	1,155,062	-	-	-	-	-	-	-	16,753	-	-	(99,641)	1,296,436
Construction revenue	-	17,965	554,567	2,985	-	-	-	-	-	-	(192)	-	-	(2,985)	572,340
Fair value of assets from the indemnity for the concession	-	-	34,124	(2,059)	-	-	-	-	-	-	-	-	-	2,059	34,124
Distribution of piped gas	-	-	-	349,468	-	-	-	-	-	-	-	-	-	(349,468)	-
Sectoral assets and liabilities result	-	-	467,880	-	-	-	-	-	-	-	-	-	-	(0)	467,880
Other operating revenues	19,873	4,805	103,860	11,478	235	-	-	1,676	4	-	6	36,084	-	(28,618)	149,403
OPERATING COSTS AND EXPENSES	(393,183)	(60,640)	(3,265,138)	(277,205)	(22,417)	(169,217)	(809)	(113,191)	(99,846)	(4,959)	(2,130)	(1,217,362)	(463,864)	1,324,465	(4,765,496)
Energy purchased for resale	(93,096)	-	(1,546,763)	-	(18)	-	-	(502)	309	(309)	-	(1,211,291)	-	778,883	(2,072,787)
Charges of the main distribution and transmission grid	(91,007)	-	(579,074)	-	(5,744)	(8,706)	-	(13,218)	(39,212)	(330)	-	-	-	108,022	(629,269)
Personnel and management	(45,142)	(30,156)	(153,742)	(9,921)	(1,145)	(1,717)	-	(4,260)	(829)	(396)	(271)	(3,472)	(10,313)	11,638	(249,726)
Private pension and health plans	(11,620)	(7,561)	(42,215)	(1,196)	(79)	(162)	-	(418)	(83)	(22)	(28)	(458)	(2,002)	1,359	(64,485)
Materials	(3,133)	(1,137)	(21,243)	(560)	(53)	(7)	(2)	(48)	(310)	(9)	(81)	(16)	(325)	566	(26,358)
Raw material and supplies - energy production	(9,349)	-	-	-	-	(1,212)	-	-	-	-	-	-	-	1,212	(9,349)
Natural gas and supplies for gas business	-	-	-	(237,592)	-	-	-	-	-	-	-	-	-	237,592	-
Third-party services	(20,912)	(9,135)	(143,127)	(2,908)	(4,834)	(20,126)	(384)	(23,601)	(11,050)	(704)	(1,649)	(479)	(9,340)	38,624	(209,625)
Depreciation and amortization	(93,895)	(3,360)	(119,638)	(12,473)	(7,744)	(5,914)	(545)	(55,319)	(31,897)	(2,800)	(7)	(98)	(632)	16,107	(318,215)
Provisions and reversals	35,083	(3,847)	(70,188)	(697)	-	(108,207)	63	(1,807)	(1)	(91)	(2)	(220)	(436,315)	95,262	(490,967)
Construction cost	-	(9,506)	(554,567)	(2,985)	-	-	-	-	-	-	192	-	-	2,985	(563,881)
Other operating costs and expenses	(60,112)	4,062	(34,581)	(8,873)	(2,800)	(23,166)	59	(14,018)	(16,773)	(298)	(284)	(1,328)	(4,937)	32,215	(130,834)
PROVISION FOR ALLOCATION OF PIS/COFINS CREDITS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	132,889	154,995	-	-	-	-	-	54,728	-	-	-	-	1,065,020	(1,259,170)	148,462
EARNINGS BEFORE INCOME TAXES	379,403	341,387	322,305	84,667	21,837	(169,184)	(809)	94,480	85,981	2,763	14,437	61,981	601,156	(1,192,658)	647,746
FINANCIAL RESULTS	(97,607)	(55,426)	(62,536)	8,620	(6,367)	1,161	(183)	12,886	7,146	574	1,285	9,120	(59,318)	(39,101)	(279,746)
Financial income	22,680	11,781	138,255	17,187	5,882	2,854	150	33,694	7,275	574	2,036	9,175	8,733	(27,468)	232,808
Financial expenses	(120,287)	(67,207)	(200,791)	(8,567)	(12,249)	(1,693)	(333)	(20,808)	(129)	-	(751)	(55)	(68,051)	(11,633)	(512,554)
Provision for allocation of PIS/COFINS credits update	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL EXPENSES / INCOME	281,796	285,961	259,769	93,287	15,470	(168,023)	(992)	107,366	93,127	3,337	15,722	71,101	541,838	(1,231,759)	368,000
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	99,078	67,264	64,498	(27,842)	(2,774)	(10,945)	-	(14,907)	(29,475)	(436)	(1,219)	(21,228)	205,251	39,501	366,766
NET INCOME continuing operations	380,874	353,225	324,267	179,202	12,696	(267,492)	(992)	92,459	63,652	2,901	14,503	49,873	747,089	(1,217,491)	734,766
NET INCOME discontinued operations	(162,903)	-	-	(113,757)	-	88,524	-	-	-	-	-	-	(125,812)	202,692	(111,256)
NET INCOME	217,971	353,225	324,267	65,445	12,696	(178,968)	(992)	92,459	63,652	2,901	14,503	49,873	621,277	(1,014,798)	623,510
Attributed to shareholders of the parent company - continuing operations	380,874	353,225	324,267	-	8,887	-	(992)	92,459	63,652	2,901	14,503	49,873	584,185	(1,140,611)	733,224
Attributed to the controlling company's shareholders - discontinued operations	(162,903)	-	-	33,377	-	(145,323)	-	-	-	-	-	-	37,092	125,810	(111,947)
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	3,809	-	-	-	-	-	-	-	-	-	3,809
Attributed to non-controlling shareholders - discontinued operations	-	-	-	32,069	-	(33,645)	-	-	-	-	-	-	-	-	(1,576)
EBITDA continuing operations	473,298	344,747	441,943	97,140	29,581	(163,270)	(264)	149,799	117,878	5,563	14,444	62,079	601,788	(1,208,765)	965,961

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT BY COMPANY ACCUMULATED
R$'000
Income Statement 2023	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	2,523,737	1,034,167	15,085,707	978,581	140,757	-	-	782,111	755,449	29,754	67,695	4,056,904	-	(3,975,394)	21,479,468
Electricity sales to final customers	6	(6)	5,663,429	-	-	-	-	-	-	-	-	2,284,271	-	(1,532)	7,946,168
Electricity sales to distributors	2,463,377	-	164,825	-	139,968	-	-	781,534	755,433	29,754	-	1,761,200	-	(2,493,303)	3,602,788
Use of the main distribution and transmission grid (TUSD/ TUST)	-	908,902	5,468,715	-	-	-	-	-	-	-	67,969	-	-	(443,394)	6,002,192
Construction revenue	-	99,549	2,234,539	17,010	-	-	-	-	-	-	(301)	-	-	(17,010)	2,333,787
Fair value of assets from the indemnity for the concession	-	-	62,167	-	-	-	-	-	-	-	-	-	-	-	62,167
Distribution of piped gas	-	-	-	961,567	-	-	-	-	-	-	-	-	-	(961,567)	-
Sectoral assets and liabilities result	-	-	971,203	-	-	-	-	-	-	-	-	-	-	-	971,203
Other operating revenues	60,354	25,722	520,829	4	789	-	-	577	16	-	27	11,433	-	(58,588)	561,163
OPERATING COSTS AND EXPENSES	(1,336,235)	(477,353)	(13,983,117)	(814,455)	(92,793)	4,674	(2,606)	(532,931)	(432,953)	(23,618)	(9,417)	(3,948,287)	(216,087)	3,772,614	(18,092,563)
Energy purchased for resale	(123,926)	(14,741)	(6,074,752)	-	(1,073)	(3,282)	-	(23,261)	(61,983)	(673)	-	(3,908,484)	-	2,495,985	(7,716,190)
Charges of the main distribution and transmission grid	(373,875)	-	(2,715,273)	-	(24,149)	(35,362)	-	(64,281)	(159,227)	(1,335)	-	-	-	476,792	(2,896,710)
Personnel and management	(334,294)	(246,379)	(1,174,906)	(43,201)	(4,991)	(6,381)	(62)	(18,779)	(3,036)	(1,306)	(1,014)	(21,133)	(72,432)	49,582	(1,878,332)
Private pension and health plans	(46,035)	(32,882)	(167,533)	(6,222)	(196)	(733)	(10)	(2,214)	(356)	(96)	(121)	(1,877)	(8,839)	6,955	(260,159)
Materials and supplies	(10,932)	(5,374)	(74,501)	(1,574)	(248)	(40)	(212)	(4,725)	(1,644)	(3,363)	(209)	(77)	(1,384)	1,616	(102,667)
Materials and supplies for power eletricity	(17,654)	-	-	-	-	(1,459)	-	-	-	-	-	-	-	1,459	(17,654)
Natural gas and supplies for gas business	-	-	-	(678,885)	-	-	-	-	-	-	-	-	-	678,885	-
Third-party services	(104,178)	(49,586)	(643,999)	(13,861)	(16,355)	(21,096)	(1,594)	(117,604)	(32,052)	(4,589)	(6,671)	(3,389)	(65,775)	84,437	(996,312)
Depreciation and amortization	(378,112)	(16,167)	(521,301)	(41,148)	(33,863)	(21,588)	(1,668)	(259,228)	(127,732)	(11,201)	(40)	(2,003)	(3,017)	35,028	(1,382,040)
Provisions and reversals	168,260	(20,712)	(201,083)	(548)	-	97,811	-	6,116	(50)	(1)	(425)	(3,927)	(47,348)	(90,328)	(92,235)
Construction cost	-	(85,482)	(2,234,539)	(17,010)	-	-	-	-	-	-	301	-	-	17,010	(2,319,720)
Renegotiation of Hydrological Risk - GSF - HPP Mauá	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Other operating costs and expenses	(115,489)	(6,030)	(175,230)	(12,006)	(11,918)	(3,196)	940	(48,955)	(46,873)	(1,054)	(1,238)	(7,396)	(17,292)	15,193	(430,544)
EQUITY IN EARNINGS OF SUBSIDIARIES	305,369	347,703	-	-	-	-	-	86,058	-	-	-	-	2,332,609	(2,763,930)	307,809
EARNINGS BEFORE INCOME TAXES	1,492,871	904,517	1,102,590	164,126	47,964	4,674	(2,606)	335,238	322,496	6,136	58,278	108,618	2,116,522	(2,966,710)	3,694,714
FINANCIAL RESULTS	(381,271)	(284,257)	(475,102)	(11,757)	(43,569)	2,856	(656)	(115,435)	26,634	3,296	6,655	37,861	30,212	(456)	(1,204,990)
Financial income	106,496	57,636	479,944	36,559	90,509	9,803	497	133,035	27,294	3,304	9,286	38,577	145,881	(69,705)	1,069,116
Financial expenses	(487,767)	(341,893)	(955,046)	(48,316)	(134,078)	(6,947)	(1,153)	(248,470)	(660)	(8)	(2,631)	(717)	(115,669)	69,249	(2,274,106)
OPERATIONAL EXPENSES / INCOME	1,111,600	620,260	627,488	152,369	4,395	7,530	(3,262)	219,803	349,130	9,432	64,933	146,479	2,146,734	(2,967,166)	2,489,724
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(60,404)	(20,420)	(58,368)	(40,750)	(1,487)	36,795	-	(67,057)	(115,615)	(2,900)	(5,347)	(40,928)	11,343	11,081	(354,057)
NET INCOME continuing operations	1,051,196	599,840	569,121	111,619	2,908	44,325	(3,262)	152,746	233,515	6,532	59,586	105,550	2,158,077	(2,956,085)	2,135,667
NET INCOME discontinued operations	30,134	-	-	-	-	-	-	-	-	-	-	-	100,733	60,634	191,501
NET INCOME	1,081,330	599,840	569,121	111,619	2,908	44,325	(3,262)	152,746	233,515	6,532	59,586	105,550	2,258,810	(2,895,451)	2,327,168
Attributed to shareholders of the parent company - continuing operations	1,051,196	599,840	569,121	-	2,036	-	(3,262)	152,746	233,515	6,532	59,586	105,550	2,188,210	(2,806,994)	2,158,077
Attributed to the controlling company's shareholders - discontinued operations	30,134	-	-	56,926	-	35,992	-	-	-	-	-	-	70,600	(92,912)	100,733
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	873	-	-	-	-	-	-	-	-	-	873
Attributed to non-controlling shareholders - discontinued operations	-	-	-	54,693	-	8,333	-	-	-	-	-	-	-	4,455	67,485
EBITDA continuing operations	1,870,983	920,684	1,623,891	205,274	81,827	26,262	(938)	594,466	450,228	17,337	58,318	110,620	2,119,539	(3,001,738)	5,076,754

R$'000
Income Statement 2022	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	2,511,145	1,041,939	13,903,300	1,297,034	194,287	98,508	8,014	588,519	743,002	30,249	103,908	4,938,368	-	(4,922,932)	20,535,341
Electricity sales to final customers	103	-	5,236,339	-	-	-	-	-	-	-	-	2,275,872	-	(2,277)	7,510,037
Electricity sales to distributors	2,436,222	-	266,991	-	194,052	98,508	-	583,222	742,981	30,249	-	2,620,535	-	(3,158,351)	3,814,409
Use of the main distribution and transmission grid (TUSD/ TUST)	-	898,353	4,221,011	-	-	-	-	-	-	-	102,942	-	-	(393,465)	4,828,841
Construction revenue	-	115,171	2,048,022	12,024	-	-	-	-	-	-	941	-	-	(12,024)	2,164,134
Fair value of assets from the indemnity for the concession	-	-	79,169	10,772	-	-	-	-	-	-	-	-	-	(10,772)	79,169
Distribution of piped gas	-	-	-	1,262,658	-	-	-	-	-	-	-	-	-	(1,262,658)	-
Sectoral assets and liabilities result	-	-	1,676,936	-	-	-	-	-	-	-	-	-	-	(0)	1,676,936
Other operating revenues	74,820	28,415	374,832	11,580	235	-	8,014	5,297	21	-	25	41,961	-	(83,385)	461,815
OPERATING COSTS AND EXPENSES	(1,553,242)	(306,202)	(13,418,798)	(1,076,181)	(86,033)	(365,522)	(10,864)	(400,945)	(398,843)	(19,493)	(9,074)	(4,814,710)	(553,266)	4,948,027	(18,065,146)
Energy purchased for resale	(341,302)	-	(5,980,124)	-	(142)	-	-	(14,383)	(28,632)	(1,751)	-	(4,790,427)	-	3,059,851	(8,096,910)
Charges of the main distribution and transmission grid	(344,501)	-	(2,313,203)	-	(23,425)	(33,129)	-	(48,461)	(148,610)	(1,296)	-	-	-	424,628	(2,487,997)
Personnel and management	(178,225)	(122,623)	(599,121)	(42,166)	(4,738)	(6,791)	(3,387)	(13,897)	(2,790)	(1,300)	(905)	(12,712)	(38,207)	48,958	(977,904)
Private pension and health plans	(46,283)	(30,851)	(169,493)	(5,366)	(252)	(618)	(2,924)	(1,452)	(297)	(76)	(97)	(1,787)	(6,685)	5,984	(260,197)
Materials	(11,041)	(5,185)	(71,302)	(1,644)	(630)	(263)	(52)	(440)	(853)	(9)	(112)	(53)	(864)	1,907	(90,541)
Raw material and supplies - energy production	(9,349)	-	-	-	-	(113,930)	-	-	-	-	-	-	-	113,930	(9,349)
Natural gas and supplies for gas business	-	-	-	(939,516)	-	-	-	-	-	-	-	-	-	939,516	-
Third-party services	(87,466)	(36,748)	(505,407)	(13,316)	(16,781)	(45,902)	(2,439)	(82,116)	(38,785)	(2,625)	(6,128)	(2,665)	(38,794)	124,621	(754,551)
Depreciation and amortization	(374,150)	(13,662)	(454,307)	(44,190)	(30,474)	(23,694)	(2,085)	(200,052)	(134,432)	(11,164)	(30)	(353)	(2,504)	58,000	(1,233,097)
Provisions and reversals	11,505	(3,847)	(281,895)	(2,717)	-	(110,968)	59	(2,065)	(7)	(91)	(30)	(1,724)	(441,160)	115,409	(717,531)
Construction cost	-	(88,225)	(2,048,022)	(12,024)	-	-	-	-	-	-	(941)	-	-	12,024	(2,137,188)
Other operating costs and expenses	(172,430)	(5,061)	(185,361)	(15,242)	(9,591)	(30,227)	(36)	(38,079)	(44,437)	(1,181)	(831)	(4,989)	(25,052)	43,199	(489,318)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	(810,563)	-	-	-	-	-	-	-	-	-	-	-	(810,563)
EQUITY IN EARNINGS OF SUBSIDIARIES	307,565	547,702	-	-	-	-	-	75,322	-	-	-	-	1,746,263	(2,198,275)	478,577
EARNINGS BEFORE INCOME TAXES	1,265,468	1,283,439	484,502	220,853	108,254	(267,014)	(2,850)	262,896	344,159	10,756	94,834	123,658	1,192,997	(2,173,180)	2,948,772
FINANCIAL RESULTS	(351,940)	(217,582)	(1,169,741)	28,440	(113,102)	11,407	345	(92,530)	24,714	1,405	3,810	32,376	(119,717)	(43,769)	(2,005,884)
Financial income	104,228	51,661	593,726	56,730	19,069	19,694	1,633	111,378	25,236	1,405	6,854	32,667	57,658	(125,526)	956,413
Financial expenses	(456,168)	(269,243)	(752,097)	(28,290)	(132,171)	(8,287)	(1,288)	(203,908)	(522)	-	(3,044)	(291)	(177,375)	81,757	(1,950,927)
Update of provision for allocation of PIS and Cofins credits	-	-	(1,011,370)	-	-	-	-	-	-	-	-	-	-	-	(1,011,370)
OPERATIONAL EXPENSES / INCOME	913,528	1,065,857	(685,239)	249,293	(4,848)	(255,607)	(2,505)	170,366	368,873	12,161	98,644	156,034	1,073,280	(2,216,949)	942,888
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(60,605)	(51,824)	455,465	(70,091)	4,157	(11,885)	-	(53,572)	(123,452)	(1,421)	(5,608)	(47,658)	164,539	83,054	281,099
NET INCOME continuing operations	852,923	1,014,033	(229,774)	179,202	(691)	(267,492)	(2,505)	116,794	245,421	10,740	93,036	108,376	1,237,819	(2,133,895)	1,223,987
NET INCOME discontinued operations	(162,903)	-	-	-	-	-	-	-	-	-	-	-	(125,812)	214,049	(74,666)
NET INCOME	690,020	1,014,033	(229,774)	179,202	(691)	(267,492)	(2,505)	116,794	245,421	10,740	93,036	108,376	1,112,007	(1,919,845)	1,149,321
Attributed to shareholders of the parent company - continuing operations	852,923	1,014,033	(229,774)	-	(484)	-	(2,505)	116,794	245,421	10,740	93,036	108,376	1,074,915	(2,045,657)	1,237,819
Attributed to the controlling company's shareholders - discontinued operations	(162,903)	-	-	91,393	-	(217,204)	-	-	-	-	-	-	37,092	125,810	(125,812)
Attributed to non-controlling shareholders - continuing operations	-	-	-	-	(207)	-	-	-	-	-	-	-	-	-	(207)
Attributed to non-controlling shareholders - discontinued operations	-	-	-	87,809	-	(50,288)	-	-	-	-	-	-	-	-	37,521
EBITDA continuing operations	1,639,618	1,297,101	938,809	265,043	138,728	(243,320)	(765)	462,948	478,591	21,920	94,864	124,011	1,195,501	(2,231,180)	4,181,869

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY
														R$'000
Assets - December -2023	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,483,103	5,153,666	240,017	209,323	36,580	13,598	1,008,543	442,162	38,993	110,409	1,074,359	4,820,021	(1,915,044)	13,715,730
Cash and cash equivalents	1,008,767	626,708	101,437	166,544	22,354	3,290	831,553	353,241	34,999	83,343	294,762	2,231,413	(123,788)	5,634,623
Bonds and securities		-	-	-	-	4,670	-	-	-	-	-	93	-	4,763
Collaterals and escrow accounts	-	9	211	-	-	-	-	-	-	-	-	-	(211)	9
Customers	425,448	2,973,010	83,153	21,157	-	-	115,672	84,309	3,074	7,976	382,264	-	(334,893)	3,761,170
Dividends receivable	212,944	-	-	-	-	-	19,883	-	-	-	-	1,942,406	(2,079,664)	95,569
Sectorial financial assets		15,473	-	-		-	-	-	-	-	-	-	-	15,473
Account receivable related to concession	9,354	-	-	-	-	-	-	-	-	-	-	-	-	9,354
Contract Assets	268,260	-	-	-	-	-	-	-	-	16,356	-	-	-	284,616
Other current receivables	118,627	435,619	43,950	9,398	1	3,120	5,968	252	-	653	383,243	2,431	(53,530)	949,732
Inventories	37,923	131,927	5,383	264	-	16	4,375	16	-	205	-	-	(5,383)	174,726
Income tax and social contribution	150,720	1,259	5,326	10,217	13,909	1,937	19,316	2,586	491	1,644	13,516	113,532	(19,235)	315,218
Other current recoverable taxes	18,688	922,450	8	-	-	565	102	1,180	23	-	333	-	(6)	943,343
Prepaid expenses	11,334	37,807	549	1,743	316	-	8,631	578	406	232	241	1,897	(865)	62,869
Related parties	24,474	9,404	-	-	-	-	3,043	-	-	-	-	54	(35,639)	1,336
Assets held for sale	196,564	-	-	-	-	-	-	-	-	-	-	528,195	738,170	1,462,929
NON-CURRENT	20,868,273	16,677,461	783,607	594,827	386,787	49,078	8,125,742	452,885	196,589	491,174	750,631	20,538,876	(27,812,586)	42,103,344
Long Term Assets	5,886,631	8,229,821	73,274	83,192	98,157	593	609,417	18,922	224	490,861	740,114	611,187	(498,956)	16,343,437
Bonds and securities	136,591	1,005	-	-	-	-	330,401	16,388	-	4,410	1,937	-	-	490,732
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	31,728	-	31,728
Customers	-	105,259	-	-	-	-	-	-	-	-	-	-	-	105,259
Judicial deposits	94,368	380,433	61	-	41	593	81	-	218	-	15,647	143,371	(101)	634,712
Sectoral financial assets	-	15,473	-	-		-	-	-	-	-	-	-	-	15,473
Account receivable related to concession	855,222	1,954,679	-	-	-	-	-	-	-	-	-	-	-	2,809,901
Contract Assets	4,639,497	2,201,958	44,039	-	-	-	-	-	-	486,451	-	-	(51,500)	7,320,445
Other non-current receivables	81,646	44,839	29,174	2,507	-	-	44	1,859	-	-	722,423	18	(29,170)	853,340
Income tax and social contribution	508	66,123	-	1,301	-	-	-	-	-	-	71	-	-	68,003
Deferred income tax and social contribution	-	1,324,670	-	73,533	73,066	-	-	-	-	-	-	359,485	(73,066)	1,757,688
Other non-current recoverable taxes	78,799	2,135,382	-	-	25,050	-	178	675	6	-	36	41,078	(25,048)	2,256,156
Related parties	-	-	-	5,851	-	-	278,713	-	-	-	-	35,507	(320,071)	-
Investments	8,629,485	443	-	-	-	-	2,788,839	-	-	-	-	19,906,237	(27,813,207)	3,511,797
Property, plant and equipment, net	5,259,216	-	-	326,291	288,602	43,881	4,676,981	318,527	191,085	247	770	8,424	(288,603)	10,825,421
Intangible assets	1,028,600	8,317,327	699,697	184,539	28	911	7,267	115,436	5,280	66	5,784	6,336	798,818	11,170,089
Right to use an asset	64,341	129,870	10,636	805	-	3,693	43,238	-	-	-	3,963	6,692	(10,638)	252,600
TOTAL	23,351,376	21,831,127	1,023,624	804,150	423,367	62,676	9,134,285	895,047	235,582	601,583	1,824,990	25,358,897	(29,727,630)	55,819,074

Assets - December-2022	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	1,647,236	4,937,240	282,714	224,833	97,587	6,075	937,476	376,804	26,828	94,931	990,867	1,180,872	(1,476,214)	9,327,249
Cash and cash equivalents	380,955	430,121	61,059	185,916	64,991	3,748	755,355	284,624	22,934	71,141	217,736	199,877	-	2,678,457
Bonds and securities	-	-	-	-	-	-	-	-	-	-	-	93	-	93
Collaterals and escrow accounts	-	90	67	-	-	-	-	-	-	-	-	-	-	157
Customers	389,967	2,429,434	128,589	23,272	-	-	97,594	88,764	2,997	7,184	475,170	-	(300,921)	3,342,050
Dividends receivable	352,718	-	-	-	-	-	45,676	-	-	-	-	824,143	(1,084,207)	138,330
Sectorial financial assets	-	190,699	-	-	-	-	-	-	-	-	-	-	-	190,699
Account receivable related to concession	8,603	-	-	-	-	-	-	-	-	-	-	-	-	8,603
Contract Assets	205,647	-	-	-	-	-	-	-	-	15,013	-	-	-	220,660
Other current receivables	137,224	408,462	49,518	12,237	5	2	5,616	2	-	66	292,962	977	(9,691)	897,380
Inventories	30,024	158,487	5,694	195	-	249	-	-	-	201	-	-	-	194,850
Income tax and social contribution	102,625	95,397	8,705	3,097	12,885	1,693	16,522	1,620	250	1,129	3,619	107,523	-	355,065
Other current recoverable taxes	11,312	1,178,192	28,505	-	19,705	241	120	1,225	16	-	378	-	-	1,239,694
Prepaid expenses	13,000	37,593	577	116	-	142	5,394	569	631	197	1,002	855	-	60,076
Related parties	15,162	8,765	-	-	-	-	11,199	-	-	-	-	47,404	(81,395)	1,135
NON-CURRENT	20,110,117	15,601,575	800,999	623,364	236,832	16,870	6,623,943	561,976	210,555	496,329	818,104	20,894,673	(26,618,884)	40,376,451
Long Term Assets	5,924,570	8,200,557	59,505	80,811	43,358	536	476,931	15,875	15	496,232	809,498	538,071	(203,812)	16,442,145
Bonds and securities	123,022	905	-	-	-	-	286,623	14,750	-	3,974	1,689	-	-	430,963
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	25,619	-	25,619
Customers	-	109,472	-	-	-	-	347	-	-	-	-	-	-	109,819
Judicial deposits	87,125	384,425	69	58	7,087	536	49	-	-	-	14,362	138,747	-	632,458
Sectoral financial assets	-	190,699	-	-	-	-	-	-	-	-	-	-	-	190,699
Account receivable related to concession	826,871	1,442,819	-	-	-	-	-	-	-	-	-	-	-	2,269,690
Contract Assets	4,607,214	2,332,171	30,032	-	-	-	-	-	-	490,785	-	-	(8,183)	7,452,019
Other non-current receivables	89,225	15,020	29,394	2,508	-	-	-	475	-	1,473	793,339	18	-	931,452
Income tax and social contribution	106,729	19,723	-	1,301	-	-	-	-	-	-	71	-	-	127,824
Deferred income tax and social contribution	-	1,203,057	-	71,094	36,271	-	-	-	-	-	-	333,877	-	1,644,299
Other non-current recoverable taxes	84,383	2,502,266	-	-	-	-	133	649	15	-	37	39,810	-	2,627,293
Prepaid expenses	-	-	10	-	-	-	-	-	-	-	-	-	-	10
Related parties	-	-	-	5,851	-	-	189,779	-	-	-	-	-	(195,630)	-
Investments	7,720,268	534	-	-	-	-	2,402,494	-	-	-	-	20,339,344	(27,136,909)	3,325,731
Property, plant and equipment, net	5,278,437	-	-	345,813	193,421	1,977	3,720,908	315,167	205,250	5	541	7,948	-	10,069,468
Intangible assets	1,126,526	7,257,827	726,107	195,778	53	1,263	1,104	230,934	5,288	92	6,193	4,724	721,837	10,277,727
Right to use an asset	60,316	142,657	15,387	962	-	13,094	22,506	-	-	-	1,872	4,586	-	261,380
TOTAL	21,757,353	20,538,815	1,083,713	848,198	334,418	22,946	7,561,419	938,779	237,382	591,260	1,808,971	22,075,545	(28,095,099)	49,703,700

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY
														R$'000
Liabilities - December -23	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	10,603,209	15,048,263	508,958	840,289	105,756	8,354	3,629,611	260,994	6,311	69,359	1,482,784	1,472,745	(2,409,227)	31,627,407
Social charges and accruals	290,601	597,160	9,452	369	702	-	64	-	-	-	8,736	30,608	(10,154)	927,538
Associated companies and parent company	5,967	11,950	-	-	-	54	30,356	865	238	286	379	1,841	(51,933)	-
Suppliers	318,600	1,605,111	58,010	3,984	5,684	3,754	68,712	23,045	586	976	381,520	4,529	(320,085)	2,154,430
Income Tax and Social Contribution payable	-	-	12,876	294	-	-	8,721	122,906	278	596	-	183	(12,876)	132,979
Other taxes	57,245	253,336	13,463	1,057	277	208	8,611	4,871	501	264	19,508	474	(13,734)	346,083
Loans and financing	174,260	375,135	-	-	-	-	120,930	-	-	5,656	-	-	-	675,980
Debentures	607,981	569,700	81,797	-	-	-	47,968	-	-	-	-	-	(81,797)	1,225,649
Dividends payable	1,274,433	460,904	24,314	-	43,134	-	40,397	55,460	1,552	14,151	185,341	464,147	(2,099,687)	464,147
Post employment benefits	22,124	59,742	-	-	-	-	-	-	-	-	125	3,842	-	85,833
Customer charges due	15,248	44,789	-	-	-	-	-	1,177	-	252	-	-	-	61,466
Research and development and energy efficiency	55,130	262,444	-	1,672	-	-	-	369	-	582	-	-	-	320,196
Payables related to concession	2,170	-	-	99,806	-	-	-	-	-	-	-	-	-	101,976
Sectorial financial liabilities	-	476,103	-	-	-	-	-	-	-	-	-	-	-	476,103
Other accounts payable	8,364	40,083	2,601	249	-	17	487	-	-	-	137	405	(2,601)	49,742
Other bills to pay	97,549	175,695	3,624	1,919	-	-	222,868	9,309	446	41	336,491	15,135	(3,620)	859,456
PIS and Cofins to be refunded to consumers		558,591					-			-			-	558,591
Provisions for litigation	-	-	-	-	-	-	-	-	-	-	-	336,000	-	336,000
Liabilities associated with assets held for sale	-	-					-	-		-		-	533,264	533,264
NON-CURRENT	7,673,538	9,557,520	302,821	730,939	55,959	4,321	3,080,497	42,991	2,710	46,556	550,547	615,580	(346,004)	22,317,974
Associated companies and parent company	-	-	-	-	35,616	-	265,157	-	-	-	-	5,851	(306,624)	-
Suppliers	131,143	-	-	-	-	-	-	-	-	-	-	-	-	131,143
Deferred income tax and social contribution	1,207,009	-	21,319	1,465	-	-	24,244	35,267	865	18,733	109,736	-	268,156	1,686,793
Tax liabilities	60,756	546,184	-	-	-	589	-	-	-	-	534	4,030	-	612,093
Loans and financing	2,106,275	375,585	-	-	-	-	2,164,987	-	-	20,390	-	-	-	4,667,237
Debentures	3,160,977	4,750,476	202,405	-	-	-	482,004	-	-	-	-	-	(202,405)	8,393,457
Post-employment benefits	398,594	948,724	8,608	-	718	-	-	-	-	-	3,555	47,537	(9,326)	1,398,410
Research and development and energy efficiency	-	224,996	-	-	8,690	-	-	7,724	-	757	-	-	(8,690)	233,478
Payables related to the concession	62,990	-	-	728,889	-	-	-	-	-	-	-	-	-	791,879
Sectorial financial liabilities	-	27,888	-	-		-	-	-	-	-	-	-	-	27,888
Lease liability	60,761	99,138	8,972	585	-	3,732	45,781	-	-	-	4,022	6,681	(8,972)	220,700
Other payables	49,539	1,559	45,086	-	-	-	96,018	-	-	17	431,938	25,297	(70,384)	579,070
PIS/Cofins to be refunded to consumers		173,135					-			-			-	173,135
Provision for allocation of PIS and COFINS		1,909,775					-							1,909,775
Provisions for litigation	435,495	500,060	16,431	-	10,935	-	2,306	-	1,845	6,658	762	526,183	(7,759)	1,492,916
EQUITY	12,748,166	6,782,864	514,666	(36,139)	317,611	54,322	5,504,674	634,053	229,271	532,222	342,206	23,886,152	(27,623,917)	23,886,153
Attributable to controlling shareholders	12,748,166	6,782,864	514,666	(36,139)	317,611	54,322	5,504,674	634,053	229,271	532,222	342,206	23,886,152	(27,623,917)	23,886,153
Capital	6,242,757	5,372,206	220,966	35,503	425,662	16,685	5,157,938	409,509	223,913	275,161	237,210	12,821,758	(18,617,510)	12,821,758
Advance for Future Capital Increase	-	-	-	-	-	48,950	17,681	-	-	-	-	-	(66,631)	-
Capital reserves							-			-
Asset valuation adjustments	498,183	(163,951)	983	2,844	442	(1)	-	-	-	-	(1,097)	307,049	(337,403)	307,050
Legal Reserves	961,538	335,200	44,193	-	-	-	55,133	58,164	703	27,949	28,071	1,625,628	(1,510,951)	1,625,628
Profit retention reserve	5,045,688	1,239,409	136,905	-	-	-	443,457	-	-	186,658	4,377	9,000,505	(7,056,494)	9,000,506
Additional proposed dividends	-	-	-	-	-	-	117,100	166,380	4,655	42,454	73,645	131,211	(404,235)	131,211
Accumulated profit	-	-	111,619	(74,486)	(108,493)	(11,312)	(286,635)	-	-	-	-	-	369,307	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	305,514	305,514
TOTAL	23,351,376	21,831,127	1,023,624	804,150	423,367	62,676	9,134,285	895,047	235,582	601,582	1,824,990	25,358,897	(29,727,630)	55,819,074

														R$'000
Liabilities - December-22	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,077,931	3,970,515	419,277	111,142	45,115	881	490,273	297,517	4,622	34,551	790,165	390,708	(1,476,100)	7,156,597
Social charges and accruals	77,637	154,982	9,892	352	646	-	51	-	37	-	2,587	6,605	-	252,789
Associated companies and parent company	5,897	8,962	-	-	-	-	62,831	913	241	299	378	1,838	(81,359)	-
Suppliers	312,042	1,447,967	97,759	3,320	5,955	76	41,489	23,378	1,357	883	460,957	5,373	(310,534)	2,090,022
Income Tax and Social Contribution payable	-	-	12,534	-	-	-	7,371	130,875	254	546	4,611	-	-	156,191
Other taxes	35,711	182,308	24,641	1,345	358	30	6,604	5,516	248	247	17,908	28,690	-	303,606
Loans and financing	173,609	6,203	-	-	-	-	91,293	-	-	7,733	-	-	-	278,838
Debentures	923,657	373,634	-	-	-	-	49,056	-	-	-	-	-	-	1,346,347
Dividends payable	372,899	265,574	267,149	-	38,156	-	86,592	125,978	1,788	24,519	39,626	344,251	(1,084,207)	482,325
Post employment benefits	18,795	51,978	-	-	-	-	-	-	-	-	84	2,957	-	73,814
Customer charges due	14,914	29,032	-	-	-	-	-	2,343	-	199	-	-	-	46,488
Research and development and energy efficiency	83,566	284,305	-	1,467	-	-	-	826	-	80	-	-	-	370,244
Payables related to concession	1,918	-	-	103,085	-	-	-	-	-	-	-	-	-	105,003
Sectorial financial liabilities	-	433,914	-	-	-	-	-	-	-	-	-	-	-	433,914
Other accounts payable	10,777	48,882	3,580	169	-	774	145	-	-	-	107	436	-	64,870
Other bills to pay	46,509	132,247	3,722	1,404	-	1	144,841	7,688	697	45	263,907	558	-	601,619
PIS and Cofins to be refunded to consumers	-	550,527	-	-	-	-	-	-	-	-	-	-	-	550,527
NON-CURRENT	6,889,354	9,958,028	107,306	771,897	16,322	13,431	2,174,205	78,093	3,108	52,623	600,024	867,473	(115,986)	21,415,878
Associated companies and parent company	-	-	-	-	-	-	189,888	-	-	-	-	5,851	(195,739)	-
Suppliers	125,448	-	-	-	-	-	-	-	-	-	-	-	-	125,448
Deferred income tax and social contribution	1,188,192	-	36,200	-	-	-	10,632	73,025	416	17,838	99,217	-	92,162	1,517,682
Tax liabilities	55,695	566,826	-	-	6,331	536	-	-	-	-	427	3,676	-	633,491
Loans and financing	2,215,315	751,805	-	-	-	-	1,378,697	-	-	25,708	-	-	-	4,371,525
Debentures	2,304,860	3,642,973	-	-	-	-	509,675	-	-	-	-	-	-	6,457,508
Post-employment benefits	300,979	657,867	9,294	-	901	-	-	-	-	-	3,292	23,890	-	996,223
Research and development and energy efficiency	5,983	223,805	-	-	7,698	-	-	5,068	-	1,960	-	-	-	244,514
Payables related to the concession	61,437	-	-	771,102	-	-	-	-	-	-	-	-	-	832,539
Sectorial financial liabilities	-	49,341	-	-	-	-	-	-	-	-	-	-	-	49,341
Lease liability	52,848	100,659	12,421	795	-	12,895	23,030	-	-	-	1,865	4,373	-	208,886
Other payables	46,169	16,006	33,223	-	-	-	54,340	-	-	-	494,641	25,241	(24,386)	645,234
PIS/Cofins to be refunded to consumers	-	1,444,631	-	-	-	-	-	-	-	-	-	-	-	1,444,631
Provision for allocation of PIS and Cofins credits	-	1,851,257	-	-	-	-	-	-	-	-	-	-	-	1,851,257
Provisions for litigation	532,428	652,858	16,168	-	1,392	-	7,943	-	2,692	7,117	582	804,442	11,977	2,037,599
EQUITY	12,790,068	6,610,272	557,130	(34,841)	272,981	8,634	4,896,941	563,169	229,652	504,086	418,782	20,817,364	(26,503,013)	21,131,225
Attributable to controlling shareholders	12,790,068	6,610,272	557,130	(34,841)	272,981	8,634	4,896,941	563,169	229,652	504,086	418,782	20,817,364	(26,816,874)	20,817,364
Capital	6,242,757	5,359,206	220,966	35,503	425,662	15,085	4,685,823	409,509	223,913	239,000	237,210	10,800,000	(18,094,634)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	1,600	1,460	-	-	-	-	-	(3,060)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	586,054	15,777	(363)	7,050	137	(1)	-	-	-	-	(1,113)	593,382	(607,541)	593,382
Legal Reserves	877,479	306,744	44,193	-	-	-	34,835	46,488	376	24,970	22,794	1,512,687	(1,357,879)	1,512,687
Profit retention reserve	4,241,625	928,545	292,334	-	-	-	382,719	-	-	222,819	123,934	7,911,295	(6,191,976)	7,911,295
Additional proposed dividends	842,153	-	-	-	-	-	68,365	107,172	5,363	17,297	35,957	-	(1,076,307)	-
Accumulated profit	-	-	-	(77,394)	(152,818)	(8,050)	(276,261)	-	-	-	-	-	514,523	-
Attributable to noncontrolling interests	-	-		-	-	-	-	-	-	-	-	-	313,861	313,861
TOTAL	21,757,353	20,538,815	1,083,713	848,198	334,418	22,946	7,561,419	938,779	237,382	591,260	1,808,971	22,075,545	(28,095,099)	49,703,700

Exhibit III - ENERGY MARKET> DISTRIBUTION AND TOTAL MARKET
Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-23	Dec-22	∆%	4Q23	4Q22	Δ%	2023	2022	Δ%

Copel DIS	5,098,389	5,011,883	1.7	5,668	5,961	-4.9	22,645	23,471	-3.5
Captive Market	5,098,006	5,011,555	1.7	5,321	4,746	12.1	20,173	19,370	4.1
Concessionaries and Licensees	2	2	-	23	22	4.5	89	91	-2
CCEE (Assigments MCSD EN)	381	304	25.3	75	80	-6.3	247	239	3.3
CCEE (MVE)	-	22	-	-	177	-	-	702	-
CCEE (MCP) [2]	-	-	-	249	936	-73.4	2,136	3,069	-30.4
Copel GeT	360	284	26.8	5,600	5,060	10.7	16,532	17,344	-4.7
CCEAR (Copel DIS)	3	3	-	93	92	1.1	122	123	-0.8
CCEAR (other concessionaries)	101	101	-	2,031	1,668	21.8	3,772	2,215	70.3
Free Customers	-	1	-	-	-	-	-	-	-
Bilateral Agreements (Copel Mercado Livre)	252	175	44	3,054	3,015	1.3	12,180	13,893	-12.3
Bilateral Agreements [1]	4	4	-	43	36	19.4	270	259	4.2
CCEE (MCP) [2]	-	-	-	379	249	52.2	188	854	-78
Wind Farms Complex	565	363	55.6	1,159	886	30.9	4,447	3,215	38.3
	15	6	150	29	8	262.5	111	32	246.9
CCEAR (other concessionaries)	512	328	56.1	575	325	76.9	2,201	1,289	70.8
CER	10	10	-	231	231	-	916	916	-
Bilateral Agreements (Copel Mercado Livre)	8	9	-11.1	148	140	5.7	598	374	59.9
Bilateral Agreements	20	10	100	172	148	16.7	621	482	28.8
CCEE (MCP) [2]	-	-	-	4	34	-88.2	-	122	-
Copel Mercado Livre	1,747	1,683	4.5	5,726	6,209	-7.8	22,450	24,817	-9.5
Free Customers	1,624	1,490	9.3	3,022	2,802	7.9	11,884	11,498	3.4
Bilateral Agreements (Group Companies)	-	16	-	-	309	-	504	1,208	-58.3
Bilateral Agreements	123	177	-35.5	2,704	3,051	-11.4	9,819	11,949	-17.8
CCEE (MCP) [2]	-	-	-	-	47	-	243	162	50
Total Copel	5,101,061	5,014,213	1.7	18,153	18,116	0.2	66,074	68,847	-4
Eliminations (operations with Group companies)				3,264	4,083	-20.1	10,251	11,690	-12.3
Total Consolidated Copel				14,889	14,033	6.1	55,823	57,157	-2.3
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Dec-23	Dec-22	∆%	4Q23	4Q22	Δ%	2023	2022	Δ%
Residential	4,121,397	4,127,292	2.1	2,400	2,055	16.8	8,888	8,212	8.2
Industrial	69,134	69,731	(0.9)	3,098	3,047	1.7	12,292	12,250	0.3
Captive	67,858	68,618	(1.1)	478	507	(5.7)	1,942	2,102	(7.6)
Free	1,276	1,113	14.6	2,620	2,541	3.1	10,350	10,147	2.0
Commercial	440,749	431,417	2.2	1,787	1,518	17.7	6,734	6,256	7.7
Captive	439,039	429,962	2.1	1,202	1,049	14.7	4,520	4,294	5.2
Free	1,710	1,455	17.5	585	470	24.5	2,215	1,961	12.9
Rural	323,481	331,987	(2.6)	643	571	12.6	2,516	2,487	1.2
Captive	323,408	331,938	(2.6)	598	536	11.5	2,352	2,357	(0.2)
Free	73	49	49.0	45	35	28.9	165	130	27.1
Others	55,316	53,757	2.9	644	601	7.1	2,480	2,411	2.8
Captive	55,304	53,745	2.9	642	599	7.1	2,472	2,405	2.8
Free	12	12	-	2	2	-	7	7	-
Total Captive Market	5,098,006	5,011,555	1.7	5,321	4,746	12.1	20,173	19,370	4.1
Total Free Market	3,071	2,629	16.8	3,252	3,047	6.7	12,737	12,244	4.0
Supply to Concessionaries	7	7	-	242	224	8.0	940	925	1.7
Total Grid Market	5,101,084	5,014,191	1.7	8,814	8,017	10.0	33,850	32,539	4.0
Micro and Mini Distributed Energy Generation	312,775	213,179	46.7	(519)	(339)	52.9	(1,798)	(1,090)	65.0
Total Billed Market				8,296	7,678	8.0	32,052	31,449	1.9

Exhibit III - ENERGY MARKET> TARIFFS
Supply Tariff (R$/MWh)	Amount	Dec-23	Dec-22	Δ%
	Average MW
Copel Geração e Transmissão
Auction CCEAR 2011 - 2040 ( HPP Mauá)	102	288.50	277.07	4.1%
Auction CCEAR 2013 - 2042 (SHP Cavernoso II)	8	313.24	302.31	3.6%
Auction - CCEAR 2015 - 2044 (HPP Colíder)	130	220.13	211.44	4.1%
Auction - CCEAR 2018 - 2048 (HPP Baixo Iguaçu)	38	228.94	220.04	4.0%
Auction - CCEAR 2024 - 2053 (HPP Baixo Iguaçu)	*
Auction - CCEAR 2024 - 2053 (SHP Bela Vista)	*
Copel Distribuição
Concession holders in the State of Paraná	14	273.04	262.70	3.9%
Total / Tariff Weighted Average Supply	292	250.25	240.43	4.1%
Contains PIS and COFINS. Net of ICMS.
*Supply contract from January/2024. Auction prices, updated by IPCA until Dec/23 (Reference Jan/24), for HPP Baixo Iguaçu R$ 202.99 and SHP Bela Vista R$ 261.90. Source: CCEE

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Dec-23	Dec-22	Δ%
	Average MW
Itaipu [1]	516.0	214.53	279.57	-23.3%
Auction – CCEAR 2010 – H30	71.3	301.39	289.97	3.9%
Auction – CCEAR 2010 – T15 [2]	60.1	256.60	185.46	38.4%
Auction – CCEAR 2011 – H30	58.9	310.73	298.96	3.9%
Auction – CCEAR 2011 – T15 [2]	54.2	298.41	229.16	30.2%
Auction – CCEAR 2012 – T15 [2]	107.5	219.98	171.88	28.0%
Auction – CCEAR 2016 – T20 [2]	26.6	(790.93)	207.85	-480.5%
Angra	99.5	337.00	335.41	0.5%
CCGF [3]	532.4	158.89	133.23	19.3%
Santo Antônio	140.6	192.84	185.53	3.9%
Jirau	234.0	169.67	163.25	3.9%
Others Auctions [4]	785.0	210.83	230.95	-8.7%
Total / Average Purchuse Tariff	2,686.1	199.24	212.12	-6.1%
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Dec-23	Dec-22	Δ%

Industrial		555.58	506.44	9.7%
Residential		551.81	530.23	4.1%
Commercial		619.93	598	3.7%
Rural		606.40	570.28	6.3%
Other		462.82	407.55	13.6%
Retail Tariff supply average tariff		618.52	583.46	6.0%
Demand average tariff (R$/kW)		38.24	29.82	28.2%
Does not consider tariff flags, Pis/Pasep and net of ICMS.

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES
						R$'000
Electricity Purchased for Resale	4Q23	4Q22	Δ%	2023	2022	Δ%
Purchase of energy in the regulated party - CCEAR	925,266	917,953	0.8	3,658,852	3,538,507	3.4
Itaipu Binacional	252,378	368,504	(31.5)	980,302	1,460,955	(32.9)
Câmara de Comercialização de Energia - CCEE	79,778	67,738	17.8	431,303	370,207	16.5
Micro and mini generators and customer repurchase	346,162	197,863	75.0	1,125,857	675,804	66.6
Proinfa	93,763	107,315	(12.6)	370,495	437,461	(15.3)
Bilateral Agreements	547,379	669,906	(18.3)	1,998,640	2,609,713	(23.4)
Fair value in the purchase and sale of energy	(6,347)	(4,139)	53.3	-	-	-
(-) PIS/Pasep and Cofins	(216,315)	(252,353)	(14.3)	(849,259)	(995,737)	(14.7)
TOTAL	2,022,064	2,072,787	(2.4)	7,716,190	8,096,910	(4.7)

						R$'000
Charges of the main distribution and transmission grid	4Q23	4Q22	Δ%	2023	2022	Δ%
Itaipu transportation charges	55,063	40,529	35.9	188,817	150,158	25.7
System Service Charges - ESS	38,564	1,260	-	79,358	340,254	(76.7)
System usage charges	668,698	561,868	19.0	2,494,191	1,982,465	25.8
Charge reserve energy - EER	104,725	97,462	7.5	452,513	297,057	52.3
System usage charges - Provisions	(85)	(73)	16.8	11,595	2,031	470.7
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(88,745)	(71,777)	23.6	(329,766)	(283,968)	16.1
TOTAL	778,220	629,269	23.7	2,896,708	2,487,997	16.4

Exhibit III - ENERGY MARKET> ENERGY BALANCE
					(average MW)
Energy Balance - Copel GET - Dec-23	2023	2024	2025	2026	2027
Own Resources GeT	2,099	2,111	2,088	2,090	2,078
GeT	1,488	1,507	1,487	1,489	1,469
GPS + Bela Vista + FDA	611	604	601	601	609
Own Resources SPP and Wind Farm	544	544	544	544	544
Purchases	75	59	43	-	-
TOTAL OWN RESOURCES + SOLD	2,718	2,714	2,675	2,634	2,622
TOTAL SOLD	2,447	2,229	2,053	1,588	1,377
Sales (Regulated)	884	766	781	781	781
Sales (Regulated) %	33%	29%	29%	30%	30%
Sales (Free Market)	1,563	1,463	1,272	807	596
Sales (Free Market) %	57%	55%	48%	31%	22%
Total Available	271	485	622	1046	1245
Total Available (%)	10%	16%	23%	39%	48%
Avarege price of energy sold (R$)	206.63	176.89	171.17	178.24	184.01
Reference: December/23
Note: Considers Assured Power updated by Ordinance No. 709/2022 for: FDA, Segredo and Salto Caxias.
(1) Includes Mauá and Baixo Iguaçu Power Plants (proportional to the stake in the project) and GPS 30% (ex-CCGF). Does not include Elejor and Foz do Chopim.
(2) Does not include Voltália Wind Complex.

SALES (average MW)
206.63
176.89
171.17
178.24
184.01
10%
57%
33%
16%
55%
29%
23%
48%
29%
39%
31%
30%
48%
22%
30%
2023
2024
2025
2026
2027
Sales (Regulated)
Sales (Free Market)
Total Available
Avarege price of energy sold (R$)

Comments:

1- Excluding losses and internal consumption.

2- Considering the GFs of wind SPEs constant for all periods.

3- Considering the Sales of wind SPEs constant for all periods.

4- Considering energy purchases in each period.

5 - Prices updated according to the contractual readjustment index, from the reference dates until December/2023.

6 - The GPS CCGF RAG is not considered in the calculation of average prices.

7 - Average gross energy prices (with PIS/COFINS and without ICMS)

Exhibit III - ENERGY MARKET> WIND POWER PRICES
Wind Farms - Sold	Auction ¹	Price (R$)²	Amount MW average/year	Start of Supply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	300.43	5.70	01.01.2013	12.31.2032
GE Farol S.A.		291.67	9.10
GE Olho D’Água S.A.		291.67	14.90
GE São Bento do Norte S.A.		291.67	14.00
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	294.79	13.20	01.01.2013	12.31.2032
Nova Asa Branca II Energias Renováveis S.A.		294.79	12.80
Nova Asa Branca III Energias Renováveis S.A.		294.79	12.50
Nova Eurus IV Energias Renováveis S.A.		294.79	13.70
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	207.75	15.70	07.01.2014	06.30.2034
Santa Helena Energias Renováveis S.A.		207.75	16.00
Ventos de Santo Uriel S.A.		206.14	9.00
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	244.37	9.60	10.01.2017	09.30.2037
UEE Esperança do Nordeste S.A.		244.37	9.10
UEE Guajiru S.A.		244.37	8.30
UEE Jangada S.A.		244.37	10.30
UEE Maria Helena S.A.		244.37	12.00
UEE Paraíso dos Ventos do Nordeste S.A.		244.37	10.60
UEE Potiguar S.A.		244.37	11.30
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	231.47	9.70	01.01.2019	12.31.2038
CGE São Bento do Norte II S.A.		231.47	10.00
CGE São Bento do Norte III S.A.		231.47	9.60
CGE São Miguel I S.A.		231.47	8.70
CGE São Miguel II S.A.		231.47	8.40
CGE São Miguel III S.A.		231.47	8.40
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	124.46	8.20	01.01.2024	12.31.2043
Vila Maranhão I		124.46	8.30
Vila Maranhão II		124.46	8.30
Vila Maranhão III (Antiga Vila Paraíba III)		124.46	8.20
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	103.83	3.30	01.01.2023	12.31.2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	126.97	1.60	01.01.2025	12.31.2044
Jandaira II		126.97	4.10
Jandaira III		126.97	4.40
Jandaira IV		126.97	4.30
Aventura
Aventura II	26º LEN (20/12/2017)	134.22	11.70	01.01.2023	12.31.2042
Aventura III		134.22	12.80
Aventura IV		134.22	14.10
Aventura V		134.22	15.00
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	136.99	16.50	01.01.2023	12.31.2042
Santa Rosa & Mundo Novo II		136.99	17.00
Santa Rosa & Mundo Novo III		136.99	18.00
Santa Rosa & Mundo Novo IV		136.99	7.50
Santa Rosa & Mundo Novo V		136.99	8.10
Voltália[3]
Carnaúbas	04ª LER (08/18/2011)	201.52	13.10	07.01.2014	06.30.2034
Reduto		201.52	13.90
Santo Cristo		201.52	14.80
São João		201.52	14.30
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated by IPCA until dec/2023 (Reference jan/24). Source: CCEE
[3] Values presented refer to 100% of the Complex. Copel has a 49% stake in the project.

Exhibit III - ENERGY MARKET> ENERGY FLOW
												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	4Q23	4Q22	4Q23	4Q22	4Q23	4Q22	4Q23	4Q22	4Q23	4Q22	4Q23	4Q22
Own Generation			6,995	6,979	1,092	887					8,087	7,866
Purchased energy	6,122	6,455	151	370	-	-	5,726	6,209	3,264	3,884	8,735	9,150
Copel Mercado Livre			-	309	-	-			-	309	-	-
Companies of the group	60	39			-		3,204	3,536	3,264	3,575	-	-
Itaipu	1,200	1,329					-				1,200	1,329
Auction – CCEAR	3,352	3,130					-				3,352	3,130
CCEE (MCP)	-	-	-	-			6				6	-
Angra	220	234									220	234
CCGF	1,159	1,505									1,159	1,505
Proinfa	113	119									113	119
Other (1)	18	99			-	-	2,504	2,673			2,522	2,772
Elejor							12	-			12	-
Dona Francisca			34	34							34	34
MRE Receipt			117	27							117	27
Avaiable	6,122	6,455	7,146	7,349	1,092	887	5,726	6,209	3,264	3,940	16,822	16,959
Captive Market	5,321	4,746									5,321	4,746
Concessionaires (2)	23	22									23	22
CCEE concessionaire supply (3)			43	36							43	36
CCEE (MCSD EN Assignments) (4)	75	80									75	80
CCEE (MVE) (5)	-	177									-	177
CCEE (MCP) (6)	249	936	379	249	5	34	-	47			633	1,266
Free Customers			-	-			3,022	2,802			3,022	2,802
Bilateral Agreements			-	-	172	148	2,704	3,051			2,876	3,199
Auction – CCEAR (7)			583	566	575	325					1,158	891
MRE assignment (8)			3,054	3,015							3,054	3,015
CER (9)					231	231					231	231
Copel Mercado Livre			3,056	3,452	148	140			3,204	3,592	-	-
Companies of the group			31	31	29	8	-	309	60	348	-	-
Losses and Differences (10)	454	493			-68	1					386	494

Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Own Generation	-	-	21,845	21,936	3,952	2,785	0	-	-	-	25,797	24,721
Purchased energy	24,072	25,443	1,048	3,064	127	108	22,450	24,817	13,515	15,574	34,182	37,858
Copel Mercado Livre	-	-	398	1,208	106	-	-	-	504	1,208	-	-
Companies of the group	233	155	-	-	-	-	12,778	14,211	13,011	14,366	-	-
Itaipu	4,761	5,272	-	-	-	-	-	-	-	-	4,761	5,272
Auction – CCEAR	13,142	12,354	-	-	-	-	-	-	-	-	13,142	12,354
CCEE (MCP)	-	-	296	63	-	-	91	12	-	-	387	75
Angra	872	928	-	-	-	-	-	-	-	-	872	928
CCGF	4,568	5,901	-	-	-	-	-	-	-	-	4,568	5,901
Proinfa	427	441	-	-	-	-	-	-	-	-	427	441
Other (1)	69	392	-	-	21	108	9,537	10,594	-	-	9,627	11,094
Elejor	-	-	-	-	-	-	44	-	-	-	44	-
Dona Francisca	-	-	134	134	-	-	-	-	-	-	134	134
MRE Receipt	-	-	220	1,659	-	-	-	-	-	-	220	1,659
Avaiable	24,072	25,443	22,893	25,000	4,079	2,893	22,450	24,817	13,515	15,630	59,979	62,521
Captive Market	20,173	19,370	-	-	-	-	-	-	-	-	20,173	19,370
Concessionaires (2)	89	91	-	-	-	-	-	-	-	-	89	91
CCEE concessionaire supply (3)	-	-	164	150	-	-	-	-	-	-	164	150
CCEE (MCSD EN Assignments) (4)	247	239	-	-	-	-	-	-	-	-	247	239
CCEE (MVE) (5)	-	702	-	-	-	-	-	-	-	-	-	702
CCEE (MCP) (6)	2,136	3,069	188	854	-2	122	243	162	-	-	2,565	4,207
Free Customers	-	-	-	-	-	-	11,884	11,498	-	-	11,884	11,498
Bilateral Agreements	-	-	106	108	621	482	9,819	11,949	-	-	10,546	12,539
Auction – CCEAR (7)	-	-	3,772	2,215	2,201	1,289	-	-	-	-	5,973	3,504
MRE assignment (8)	-	-	6,361	7,657	-	-	-	-	-	-	6,361	7,657
CER (9)	-	-	-	-	916	916	-	-	-	-	916	916
Copel Mercado Livre	-	-	12,180	13,893	598	374	-	-	12,778	14,267	-	-
Companies of the group	-	-	122	123	111	32	504	1,208	737	1,363	-	-
Losses and Differences (10)	1,427	1,969	-	-	-366	-322	-	-	-	-	1,061	1,648

(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

Exhibit III - ENERGY MARKET> ENERGY FLOW

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY
MANAGEMENT
Copel Staff List	2018	2019	2020	2021	2022	Dec-23
Geração e Transmissão	1,660	1,620	1,533	1,523	1,487	1,477
Distribuição	5,364	4,964	4,641	4,430	4,257	4,203
Telecomunicações	478	412	355	-	-	-
Holding	75	61	96	169	84	83
Comercialização	34	38	42	44	47	41
Serviços	-	-	-	217	-	-
TOTAL	7,611	7,095	6,667	6,383	5,875	5,804

Cotrolated Staff List	2018	2019	2020	2021	2022	Dec-23
Compagás	159	148	142	133	132	129
UEG Araucária	17	16	17	15	15	7
Elejor	7	7	7	7	7	14

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,067.9
Thermoelectric	1		20.0		17.7
Wind	43		1,130.2		561.3
Copel GET (Interest)			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	3		299.6		155.2
Thermoelectric	1		294.8		162.6
Total Copel GET			6,613.1		2,964.7
Other Interest Copel			Proportional installed capacity (MW)		Proporcional Assured Power (Average MW)
Hydroelectric	5		201.3		109.7
Thermoelectric	1		98.3		54.2
Wind	4		53.2		28.0
Solar	1		1.1		-
Total Other Interest	11		353.9		191.9
TOTAL Copel Group			6,967.0		3,156.6

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,705		1,049.2
Substation (amount)		45
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,980		512.8
Substation (amount)		8
TOTAL	TL	9,685		1,562.0
	Substation	53

DISTRIBUTION
Distribution lines (km)	211,318			Captive customers	5,098,006
Substations	394			Customers by distribution employee	1,213
Installed power substations (MVA)	11,799			DEC (in hundredths of an hour and minute)	7.86
Municipalities served	395			FEC (number of outages)	5.21
Locations served	1,068

MERCADO LIVRE
Number of contracts	1,747
Energy sold (GWh)	5,726

Exhibit IV - OPERATIONAL DATA> GENERATION
COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation 2023 (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,067.9	21,027.0
Large hydroelectric power plant (HPP)	4,772.0	2,006.8	20,519.8
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	575.3	6,315.1	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	558.3	5,952.4	09.25.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	575.4	5,829.2	03.20.2033
Gov. Parigot de Souza (1)(5)	260.0	103.6	1,080.6	01.03.2053
- Regime de Cotas (70%)	182.0	72.5	756.4
- Copel GeT(30%)	78.0	31.1	324.2
Colíder(5)	300.0	178.1	1,171.4	01.30.2046
Guaricana(5)	36.0	16.1	171.1	07.21.2028
Small hydroelectric power station (SHP)	86.9	55.9	470.7
Bela Vista(2)	29.8	18.6	141.4	01.02.2041
Cavernoso (5)	1.3	1.0	1.3	06.23.2033
Cavernoso II(5)	19.0	10.6	98.9	12.06.2050
Chaminé (5)	18.0	11.6	103.4	08.02.2028
Apucaraninha (5)	10.0	6.7	62.3	01.27.2027
Derivação do Rio Jordão (5)	6.5	5.9	49.5	06.21.2032
São Jorge (5)	2.3	1.5	14.0	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	36.5
Marumbi	4.8	2.4	22.3	(6)
Chopim I	2.0	1.5	1.2	(3)
Melissa	1.0	0.6	4.9	(3)
Salto do Vau	0.9	0.6	5.5	(3)
Pitangui	0.9	0.1	2.6	(3)
Thermal Power Plant	20.0	17.7	40.1
Figueira	20.0	17.7	40.1	03.27.2019
Wind Power Plants	1,130.2	561.3	4,055.7
Eólica de Palmas (4)	2.5	0.4	2.29	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	286.9
GE Boa Vista S.A.	14.0	5.2	34.4	04.28.2046
GE Farol S.A.	20.0	8.8	61.5	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	98.5	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	92.5	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	562.6
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	79.2	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	76.8	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	64.3	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	84.4	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	95.6	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	105.8	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	56.5	04.09.2047
Complexo Eólico Cutia	180.6	71.4	591.9
UEE Cutia S.A.	23.1	9.6	82.7	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	69.4	05.11.2050
UEE Guajiru S.A.	21.0	8.3	66.0	01.05.2042
UEE Jangada S.A.	27.3	10.3	96.7	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	94.5	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	91.9	05.11.2050
UEE Potiguar S.A.	27.3	11.5	90.8	05.11.2050
Complexo Eólico Bento Miguel	132.3	58.7	425.7
CGE São Bento do Norte I S.A.	23.1	10.1	79.6	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	86	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	71.9	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	63	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	63.1	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	62.1	08.04.2050
Complexo Eólico Vilas (8)	186.7	98.6	610.8
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	100.8	01.14.2054
Vila Maranhão I	32.0	17.8	113.4	01.11.2054
Vila Maranhão II	32.0	17.8	112.8	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	103.6	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	180.2	12.06.2054
Complexo Jandaira	90.1	46.9	346.6
Jandaira I	10.4	5.6	45.97	04.02.2055
Jandaira II	24.3	12.3	100.38	04.02.2055
Jandaira III	27.7	14.8	99.52	04.02.2055
Jandaira IV	27.7	14.2	100.76	04.02.2055
Aventura [9]	105.0	65.0	496.7
Aventura II	21.0	13.1	99.3	06.05.2053
Aventura III	25.2	15.5	117.6	06.11.2053
Aventura IV	29.4	18.5	142.5	06.05.2053
Aventura V	29.4	17.9	137.3	06.05.2053
Santa Rosa e Mundo Novo [9]	155.4	92.8	732.2
Santa Rosa e Mundo Novo I	33.6	17.3	132.47	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	147.23	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	171.55	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	170.16	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	110.78	06.01.2053
TOTAL	6,018.7	2,646.9	25,122.8
(1) RAG of R$160.9 million, updated by Aneel's Resolution No. 3,225, of July 18, 2023.
(2) In partial operation, entry into commercial operation of the fourth generating unit scheduled for 2022.
(3) Power plants exempted from concession, are only registered with ANEEL.
(4) Assured power considered the average wind generation.
(5) Extension of Grant according to REH 2919/2021, 2932/2021  and  3.242/2023.
(6) Under approval by ANEEL.
(7) Assured Power updated by Ordinance N°709/2022 for: FDA, Segredo, Salto Caxias and GPS, effective from January/2023.
(8) Started up in test operation on 04/25/2022, according to ANEEL Dispatch No. 1047/2022. In commercial operation since 12/07/2022, by ANEEL order No. 2502/2022.
(9) Complexes Aventura and Santa Rosa & Novo Mundo joined the Company's portfolio in Jan/23.
* Considers internal consumption of generators and generation in commercial operation.
	** Plant do not participate in the MRE.

Exhibit IV - OPERATIONAL DATA > GENERATION
INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [1] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.7	586.8	500.9	264.9
Large hydroelectric power plant (HPP)		1,076.5	561.5	486.2	254.2
HPP Gov. Jayme Canet Junior (Mauá) [6] (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	188.5	184.1	96.1	06.28.2049
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	12.03.2049
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	05.10.2040
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	06.11.2040
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Statkraft - 2,12%	125.0	72.5	28.8	16.7	09.21.2037
Small hydroelectric power station (SHP)		29.1	20.4	10.4	7.3
SHP Arturo Andreoli [6] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	07.07.2034
hydroelectric power plant (HPP)		6.1	4.9	4.3	3.4
SHP Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	(2)
SHP Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	(2)
Thermal Power Plant		484.2	267.0	393.1	216.8
TPP Araucária [3] (UEG Araucária)	COPEL - 20,3% COPEL GeT - 60,9% Petrobras - 18,8%	484.2	267.0	393.1	216.8	12.23.2029
Wind Power Plants		108.0	57.1	52.9	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.0	57.1	52.9	28.0	(4)
Solar		2.3	-	1.1	-
Solar Paraná [5]	COPEL - 49%	2.3	-	1.1	-	09.15.2046
TOTAL		1,706.2	910.9	948.0	509.7
[1] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca, effective from January/2023.
[2] Elejor requested the reclassification of its Small Hydroelectric Power Plants - (SHPs) Fundão I and Santa Clara I to Hydroelectric Generating Centers (CGHs), as amended by Art. 8 of Law 9074/1995. This was formalized through ANEEL Authorizing Resolutions 14,744 and 14,745 of 06/20/2023, with the plants exempted from concession, having only registration with ANEEL.
[3] Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model. The most recent data from SIGA/ANEEL indicate a Assured power of 267 MW, however, there is no Assured power for the operation of the plant under the terms of MME Ordinance No. 64/2023.
[4] The Concession Expires of the wind farm concessions are respectively: Carnaúbas (04.09.2047), Reduto (04.16.2047), Santo Cristo (04.18.2047), São João (03.26.2047).
[5] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.
[6] Extension of Grant according to REH 3.242/2023.

Exhibit IV - OPERATIONAL DATA > TRANSMISSION
Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,129	35	12,590	661.3	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	16.8	08.17.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	3.5	03.17.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	16.0	11.19.2039
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	43.6	10.06.2040
Copel GeT	015/2010	SE Cerquilho III	-	1	300	7.0	10.06.2040
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	7.8	08.27.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	12.2	02.25.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	12.9	01.29.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	13.0	09.05.2044
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	27.1	09.05.2044
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	255	4	900	154.8	04.07.2046
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	19.0	01.12.2042
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	27.3	05.10.2042
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	26.9	03.04.2035
Subtotal Copel GeT [7]			3,705	45	15,512	1,049.2
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	16.4	05.10.2042
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	24.7	05.10.2042
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	133.7	05.10.2042
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	69.0	05.10.2042
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	44.5	05.02.2043
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	68.1	09.05.2044
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	887	1	3,600	156.4	05.14.2044
Subtotal SPCs [8]			5,980	8	5,100	512.8
Total			9,685	53	20,612	1,562.0
1 Proportional to Copel's interest in the project. Values referring to the 2023/2024 cycle, effective from July 1, 2023, according to REH 3.216/2023 - Technical Note No. 39/2023 – STR/ANEEL, of December 30, 2023. Considers investments that came into operation until 12/31/2023.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2043). The value of the APR for the 2023-2024 cycle, excluding the RBSE, according to REH 3,216/2023, is R$ 146.1 million. This amount refers to additional RAP for reinforcements and improvements, in effect when REH 3,216/2023 was published.
4 As of 10.31.2018, the APR was reduced by 50%.
5 The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
6 As of 07/09/2021, the APR was reduced by 50%.
7 Consolidated Result.
8 Equity Income.

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION
OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,101,084	1,068	395	13,8 kV	0	5	112,871
			34,5 kV	236	1,685	90,902
			69 kV	36	2,477	778
			138 kV	122	7,632	6,767
				394	11,799	211,318

Consumer-to-employee ratio DIS	2018	2019	2020	2021	2022	Dec-23
Captive Consumers	4,637,804	4,713,240	4,835,852	4,926,608	5,011,555	5,098,006
Copel Dis employees	5,364	4,964	4,641	4,430	4,257	4,203
Consum/Emp	865	949	1,042	1,112	1,177	1,213

QUALITY OF SUPPLY

	Year	DEC ¹ (hours)	FEC ² (outages)
	2019	9.11	6.02
	2020	7.83	5.61
	2021	7.20	4.76
	2022	7.98	5.29
	2023	7.86	5.21
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Dec-19	6.05%	5.97%	4.70%	2.77%	8.14%	7.28%
Dec-20	6.05%	6.03%	4.70%	3.92%	8.14%	7.80%
Dec-21	5.79%	5.84%	4.56%	4.58%	7.72%	7.73%
Dec-22	5.79%	5.72%	4.47%	4.62%	7.60%	7.66%
Dec-23	5.79%	5.90%	4.47%	4.54%	7.78%	7.81%
(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's networkS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date February 29, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.